D90/COMP SEC/CW
04 July 2006


SEC MAIL PROCESSING
RECEIVED
JUL 06 2006
WASH. D.C.
199
SECTION

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA


06014945

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st May to the 31st May 2006 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC from 2nd May 2006 to the 31st May 2006.

- 193 Announcements as enclosed

Documents filed by Boots Group PLC with the Registrar of Companies from 1st – 31st May 2006

- None

Would you please confirm receipt of the information submitted to you by emailing me as follows: christine.wells@boots-plc.com

Should there be any queries, do not hesitate to contact me.

PROCESSED
JUL 11 2006
THOMSON
FINANCIAL

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

London STOCK EXCHANGE


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Name/code: Boots

Index: FTSE 100

Industry sector: General Retailers

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Date from: 31 May 2006

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Time/Date	Code	Name	Headline
15:22 31-May-06	TTP	UBS AG (EPT)	EPT Disclosure
14:48 31-May-06	BOOT	Boots Group PLC	Holding(s) in Company
14:31 31-May-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
12:49 31-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:35 31-May-06	TTP	UBS AG (EPT)	EPT Disclosure
12:21 31-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:20 31-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:07 31-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:41 31-May-06	TTP	GoldmanSachs International	EPT Disclosure

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Name/code: Boots
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 30 May 2006
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Time/Date	Code	Name	Headline
16:29 30-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
16:15 30-May-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
15:08 30-May-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
12:29 30-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:26 30-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:04 30-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:18 30-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:03 30-May-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group Plc
10:27 30-May-06	TTP	GoldmanSachs International	EPT Disclosure

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Name/code: Boots
Index: FTSE 100
Industry sector: General Retailers
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Date from: 26 May 2006
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Your search returned 13 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:22 26-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:34 26-May-06	TTP	GoldmanSachs International	EPT Disclosure
14:26 26-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:25 26-May-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
13:54 26-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:53 26-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:13 26-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:51 26-May-06	TTP	UBS AG (EPT)	EPT Disclosure
12:46 26-May-06	TTP	UBS AG (EPT)	EPT Disclosure
12:05 26-May-06		Newton Investment Management Ltd	Rule 8.3- Boots Group PLC

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Name/code: Boots
Index: FTSE 100
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Time/Date	Code	Name	Headline
12:05 26-May-06	OFT	Office of Fair Trading	Merger Update
12:00 26-May-06	TTP	Merrill Lynch International	EPT Disclosure
10:10 26-May-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc

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Time/Date	Code	Name	Headline
15:38 25-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:10 25-May-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
15:04 25-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:54 25-May-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
13:08 25-May-06	TTP	GoldmanSachs International	EPT Disclosure
12:45 25-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:36 25-May-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:32 25-May-06	AUN	Alliance UniChem PLC	Merger Update
12:32 25-May-06	BOOT	Boots Group PLC	Merger Update
12:28 25-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

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Name/code boots

Index FTSE 100

Industry sector General Retailers

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Page 2 of 2

Time/Date	Code	Name	Headline
12:26 25-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:22 25-May-06		Newton Investment Management Ltd	Rule 8.3- Boots Group PLC
12:13 25-May-06	OFT	Office of Fair Trading	Boots Unichem
12:00 25-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:37 25-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:33 25-May-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc

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Name/code: boots group
Index: FTSE 100
Industry sector: General Retailers
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Date from: 24 May 2006
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Time/Date	Code	Name	Headline
16:06 24-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:31 24-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:23 24-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:58 24-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:55 24-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:19 24-May-06	TTP	UBS AG (EPT)	EPT Disclosure
12:13 24-May-06	TTP	UBS AG (EPT)	EPT Disclosure
12:03 24-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:43 24-May-06	TTP	GoldmanSachs International	EPT Disclosure
07:00 24-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

Page 1 of 2

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Name/code	boots group
Index	FTSE 100
Industry sector	General Retailers
Headline type	Select
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Date from ◉	24 May 2006
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Time/Date	Code	Name	Headline
07:00 24-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 23 May 2006
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Time/Date	Code	Name	Headline
16:28 23-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
16:15 23-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:33 23-May-06	TTP	UBS AG (EPT)	EPT Disclosure
13:00 23-May-06	TTP	Merrill Lynch International	EPT Disclosure
12:16 23-May-06	TTP	UBS AG (EPT)	EPT Disclosure
12:12 23-May-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)
12:07 23-May-06		Richard Baker	Rule 8.1- (Boots Group PLC)
11:58 23-May-06		Paul Bateman	Rule 8.1- (Boots Group PLC)
11:56 23-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:45 23-May-06	BOOT	Boots Group PLC	Director/PDMR Shareholding

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Name/code: Boots Group plc
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Date from: 23 May 2006
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Time/Date	Code	Name	Headline
11:39 23-May-06	TTP	GoldmanSachs International	EPT Disclosure

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Name/code: boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

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Date from: 22 May 2006

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Time/Date	Code	Name	Headline
14:38 22-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:02 22-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:00 22-May-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
11:40 22-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:40 22-May-06	TTP	GoldmanSachs International	EPT Disclosure
10:57 22-May-06	TTP	Merrill Lynch International	EPT Disclosure

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 19 May 2006
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Time/Date	Code	Name	Headline
16:53 19-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:23 19-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:09 19-May-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
13:36 19-May-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group plc
12:48 19-May-06	TTP	GoldmanSachs International	EPT Disclosure
12:26 19-May-06	TTP	Merrill Lynch International	EPT Disclosure - Replacement
12:09 19-May-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
11:56 19-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:16 19-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:06 19-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
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Date from: 19 May 2006
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Your search returned 11 news announcements

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Time/Date	Code	Name	Headline
07:00 19-May-06	FRK	Franklin Resources Inc	Rule 8.3- (Boots PLC)

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
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Date from: 18 May 2006
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Your search returned 7 news announcements

Time/Date	Code	Name	Headline
14:34 18-May-06	SDR	Schroders PLC	Rule 8.3- (Boots Group)
13:16 18-May-06		Goldman Sachs Asset Management LP	Rule 8.1- Boots Group Plc
12:11 18-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:03 18-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:42 18-May-06		Goldman Sachs International	EPT Disclosure
11:35 18-May-06	TTP	Merrill Lynch International	EPT Disclosure
07:00 18-May-06	BOOT	Boots Group PLC	Final Results

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Name/code: boots group plc
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Time/Date	Code	Name	Headline
14:28 17-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:21 17-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:24 17-May-06	TTP	GoldmanSachs International	EPT Disclosure
12:12 17-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:10 17-May-06	AV.	Aviva PLC	Rule 8.3- BOOTS GROUP PLC
11:44 17-May-06		Legal & General Investment Mgmnt Ltd	Rule 8.3- Boots Group Plc
11:40 17-May-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group plc
11:39 17-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:34 17-May-06	TTP	Merrill Lynch International	EPT Disclosure

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Name/code: Boots Group Plc

Index: FTSE 100

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Your search returned 7 news announcements

Time/Date	Code	Name	Headline
14:28 16-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:26 16-May-06		Newton Investment Management Ltd	Rule 8.3 - Boots Group PLC
12:12 16-May-06	TTP	GoldmanSachs International	EPT Disclosure
12:03 16-May-06	TTP	Merrill Lynch International	EPT Disclosure - Replacement
11:55 16-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:13 16-May-06	TTP	Merrill Lynch International	EPT Disclosure
10:46 16-May-06	TTP	UBS AG (EPT)	EPT Disclosure

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Name/code: Boots Group Plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 15 May 2006
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Your search returned 10 news announcements

Time/Date	Code	Name	Headline
15:09 15-May-06	SDR	Schroders PLC	Rule 8.3- (Boots Group)
14:55 15-May-06		Henderson Global Investors Ltd	Rule 8.3- Boots Group
14:53 15-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:29 15-May-06		Goldman Sachs & Co.	Rule8.1-Boots Group Plc-Amend
12:14 15-May-06		Goldman Sachs & Co.	Rule 8.1- (Boots Group Plc)
11:25 15-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:20 15-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:12 15-May-06	TTP	UBS AG (EPT)	EPT Disclosure
10:51 15-May-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
10:50 15-May-06	TTP	GoldmanSachs International	EPT Disclosure

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Name/code: Boots Group Plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

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Date from: 12 May 2006

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Time/Date	Code	Name	Headline
14:22 12-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:59 12-May-06	TTP	GoldmanSachs International	EPT Disclosure
12:50 12-May-06	TTP	GoldmanSachs International	EPT Disclosure-Amendment
11:56 12-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:51 12-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:04 12-May-06	TTP	Merrill Lynch International	EPT Disclosure

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Time/Date	Code	Name	Headline
17:02 11-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
12:38 11-May-06	TTP	GoldmanSachs International	EPT Disclosure
12:28 11-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:52 11-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:49 11-May-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
11:30 11-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:07 11-May-06	TTP	Merrill Lynch International	EPT Disclosure

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11:14 10-May-06	TTP	Merrill Lynch International	EPT Disclosure

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Time/Date	Code	Name	Headline
15:37 10-May-06	OFT	Office of Fair Trading	Merger Update
15:34 10-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:46 10-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:23 10-May-06		Henderson Global Investors Ltd	Rule 8.3- Boots Group
12:21 10-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group - Amend
12:17 10-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:01 10-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:54 10-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:34 10-May-06	TTP	GoldmanSachs International	EPT Disclosure
11:32 10-May-06	TTP	GoldmanSachs International	EPT Disclosure

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Time/Date	Code	Name	Headline
18:22 09-May-06	AUN	Alliance UniChem PLC	Merger Update
18:22 09-May-06	BOOT	Boots Group PLC	Merger Update
16:59 09-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:49 09-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group plc
13:26 09-May-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
12:01 09-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:45 09-May-06	TTP	Merrill Lynch International	EPT Disclosure - Replacement
11:15 09-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:03 09-May-06	TTP	UBS AG (EPT)	EPT Disclosure
10:45 09-May-06	TTP	GoldmanSachs International	EPT Disclosure

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07:00 09-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment

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13:50 08-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:22 08-May-06		Henderson Global Investors Ltd	Rule 8.3- Boots Group
12:18 08-May-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:07 08-May-06	TTP	Merrill Lynch International	EPT Disclosure
12:04 08-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:02 08-May-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
11:53 08-May-06	TTP	UBS AG (EPT)	EPT Disclosure
09:58 08-May-06	TTP	GoldmanSachs International	EPT Disclosure

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16:33 05-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:35 05-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
12:15 05-May-06		Newton Investment Management Ltd	Rule 8.3- Boots Group PLC
11:18 05-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:16 05-May-06	TTP	UBS AG (EPT)	EPT Disclosure
10:44 05-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
09:57 05-May-06	TTP	GoldmanSachs International	EPT Disclosure

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14:42 04-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:26 04-May-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:35 04-May-06	AV.	Aviva PLC	Rule 8.3- BOOTS GROUP PLC
12:27 04-May-06		Newton Investment Management Ltd	Rule 8.3- Boots Group PLC
12:16 04-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:43 04-May-06	TTP	Merrill Lynch International	EPT Disclosure
11:05 04-May-06	TTP	GoldmanSachs International	EPT Disclosure
09:03 04-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

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Time/Date	Code	Name	Headline
15:29 03-May-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:23 03-May-06		Paul Bateman	Rule 8.1- (Boots Group PLC)
12:19 03-May-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
12:16 03-May-06	TTP	Merrill Lynch International	EPT Disclosure
12:11 03-May-06	AV.	Aviva PLC	Rule 8.3- BOOTS GROUP PLC
11:45 03-May-06	TTP	GoldmanSachs International	EPT Disclosure
11:27 03-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:27 03-May-06	TTP	UBS AG (EPT)	EPT Disclosure

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Time/Date	Code	Name	Headline
18:05 02-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
17:43 02-May-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:30 02-May-06		Newton Investment Management Ltd	Rule 8.3- Boots Group PLC
12:12 02-May-06	TTP	Merrill Lynch International	EPT Disclosure
12:03 02-May-06	TTP	GoldmanSachs International	EPT Disclosure
11:37 02-May-06	TTP	UBS AG (EPT)	EPT Disclosure
11:28 02-May-06	AV.	Aviva PLC	Rule 8.3- BOOTS GROUP PLC
11:20 02-May-06	TTP	CS Securities (Europe) Ltd	EPT Disclosure
07:00 02-May-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group Plc

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SEC MAIL
RECEIVED
PROCESSING
JUL 0 6 2006
WASH, D.C.
199
SECTION

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:41 31-May-06
Number	8248D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**30 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
388189	**7.3091 GBP**	**7.3035 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
376552	**7.3861 GBP**	**7.3182 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**15870**	**7.3471 GBP**
CFD	**Short**	**19780**	**7.3471 GBP**
CFD	**Short**	**1610**	**7.3471 GBP**
CFD	**Short**	**2530**	**7.3471 GBP**
CFD	**Short**	**6210**	**7.3471 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	31 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:07 31-May-06
Number	8277D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	31 May 2006
Date of dealing	30 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

30 May 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
168,040	GBP 15.63	GBP 15.61
Total number of securities sold	**Highest price received**	**Lowest price received**
3,193,229	GBP 15.64	GBP 15.61

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SWAP	Short	3,000,000	GBP 15.62

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,167	GBP 3.00	GBP 3.00
Total number of securities sold	Highest price received	Lowest price received
409	GBP 2.99	GBP 2.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
73,522	GBP 9.32	GBP 9.26
Total number of securities sold	**Highest price received**	**Lowest price received**
76,271	GBP 9.32	GBP 9.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
136,710	GBP 7.39	GBP 7.26
Total number of securities sold	**Highest price received**	**Lowest price received**
149,556	GBP 7.38	GBP 7.30

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT		1,000	GBP 7.37

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:20 31-May-06
Number	8289D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
73,777	7.4300	7.3000

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
714,191	7.3700	7.2550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	242,420	7.295
CFD	Short	22,766	7.295
CFD	Short	2,122	7.317
CFD	Short	3,941	7.317
CFD	Short	252	7.317
CFD	Short	468	7.317
CFD	Short	52	7.317
CFD	Short	96	7.317
CFD	Long	12,262	7.3215
CFD	Short	351,857	7.3091
CFD	Short	33,043	7.3091

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:21 31-May-06
Number	8290D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			239,016 (0.049%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			239,016 (0.049%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 4)
Sell	75,126	7.31

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	31 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:35 31-May-06
Number	8312D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	30 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
142,949	7.345 GBP	7.30 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
90,566	7.35 GBP	7.30 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	70,000	7.319 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	31 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:49 31-May-06
Number	8328D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	30/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11621610	2.39267		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11621610	2.39267	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2684	7.32
SELL	2006	7.32

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	31/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	14:31 31-May-06
Number	2239

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	30 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

(1) Relevant securities	19,841,013	(4.08%)	1,852,590	(0.38%)
(2) Derivatives (other than options)	824,357	(0.17%)	311,020	(0.06%)
(3) Options and agreements to purchase/sell	32,013	(0.01%)	1,425,438	(0.29%)
Total	20,697,383	(4.26%)	3,589,048	(0.74%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	14,679	7.3028
Purchase	5,716	7.3159
Sale	1,332	7.2956
Sale	767	7.2856
Sale	4,800	7.3389
Sale	64,222	7.3223
Sale	12,579	7.3676
Sale	7,948	7.3135
Sale	68,371	7.3224
Sale	82,300	7.3100
Sale	832	7.3100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	5,716	7.3159
CFD	Long	68,371	7.3224
CFD	Long	64,222	7.3223
CFD	Long	82,300	7.3100
CFD	Long	7,948	7.3135
CFD	Short	14,679	7.3028

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	31 MAY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:48 31-May-06
Number	8447D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND A/C 426353	298,526
BANK OF NEW YORK	35,089
BARCLAYS CAPITAL NOMINEES LIMITED	670,337
BARCLAYS CAPITAL NOMINEES LIMITED	886,965
BARCLAYS CAPITAL NOMINEES LIMITED	8,935,400
BARCLAYS CAPITAL SECURITIES LTD	91,986
BARCLAYS GLOBAL INVESTORS CANADA	32,208
BARCLAYS TRUST CO & OTHERS	23,551
BARCLAYS TRUST CO DMC69	8,740
BARCLAYS TRUST CO R69	82,989
CHASE NOMINEES LTD 16376	240,341
CHASE NOMINEES LTD 28270	158,096
CLYDESDALE NOMINEES HGB0125 0052051801	369
CLYDESDALE NOMINEES HGB0125 0059441401	3,432
CLYDESDALE NOMINEES HGB0125 0070331001	521
GERARD NOMINEES LIMITED a/c 607486	241
GERARD NOMINEES LIMITED a/c 659645	1,008
GREIG MIDDLETON NOMINEES LIMITED GM1	35,799
INVESTORS BANK AND TRUST CO	7,855
INVESTORS BANK AND TRUST CO.	2,513,531
INVESTORS BANK AND TRUST CO.	47,901
INVESTORS BANK AND TRUST CO.	503,126
INVESTORS BANK AND TRUST CO	83,463
INVESTORS BANK AND TRUST CO	45,431
INVESTORS BANK AND TRUST CO	1,233
INVESTORS BANK AND TRUST CO	28,000
INVESTORS BANK AND TRUST CO.	1,824
INVESTORS BANK AND TRUST CO.	4,511
INVESTORS BANK AND TRUST CO.	157,122
INVESTORS BANK AND TRUST CO.	972,360

INVESTORS BANK AND TRUST CO.	107,831
INVESTORS BANK AND TRUST CO.	14,427
JP MORGAN (BGI CUSTODY) 16331	127,290
JP MORGAN (BGI CUSTODY) 16338	29,069
JP MORGAN (BGI CUSTODY) 16341	269,412
JP MORGAN (BGI CUSTODY) 16342	61,686
JP MORGAN (BGI CUSTODY) 16400	4,313,624
JP MORGAN (BGI CUSTODY) 18409	379,392
JPMORGAN CHASE BANK	15,817
JPMORGAN CHASE BANK	65,963
JPMORGAN CHASE BANK	70,415
JPMORGAN CHASE BANK	52,389
JPMORGAN CHASE BANK	266,901
JPMORGAN CHASE BANK	22,948
JPMORGAN CHASE BANK	3,663
JPMORGAN CHASE BANK	45,655
JPMORGAN CHASE BANK	10,905
JPMORGAN CHASE BANK	4,318
JPMORGAN CHASE BANK	29,603
JPMORGAN CHASE BANK	5,041
JPMORGAN CHASE BANK	44,808
MELLON TRUST - US CUSTODIAN /	36,208
MELLON TRUST OF NEW ENGLAND	1,120
MITSUI ASSET	7,512
NORTHERN TRUST	70,646
R C GREIG NOMINEES LIMITED	798,792
R C GREIG NOMINEES LIMITED A/C AK1	291,186
R C GREIG NOMINEES LIMITED A/C BL1	23,064
R C GREIG NOMINEES LIMITED A/C CM1	6,531
R C GREIG NOMINEES LIMITED GP1	39,842
R C GREIG NOMINEES LIMITED SA1	8,711
REFLEX NOMINEES LIMITED	523
STATE STREET BOSTON	252,386
TRUST & CUSTODY SERVICES BANK	704
TRUST & CUSTODY SERVICES BANK	4,494
ZEBAN NOMINEES LIMITED	27,295

	23,382,126

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 37 7/39p

10) Date of transaction

Interests stated as at 25th May 2006

11) Date company informed

Received 31st May 2006

12) Total holding following this notification

23,382,126

13) Total percentage holding of issued class following this notification

4.81%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification. 31st May 2006

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	15:22 31-May-06
Number	8503D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	30 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	631,391	0.13%	53,563	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	631,931	0.13%	53,563	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	8,027	7.275 GBP
SALE	5,987	7.275 GBP
PURCHASE	5,245	7.28 GBP
PURCHASE	2,242	7.285 GBP
SALE	3,201	7.285 GBP
PURCHASE	1,100	7.29 GBP
SALE	1,507	7.29 GBP
PURCHASE	34,309	7.295 GBP
SALE	7,343	7.295 GBP
PURCHASE	38,285	7.30 GBP
SALE	2,048	7.30 GBP
PURCHASE	41,237	7.305 GBP
SALE	25,022	7.305 GBP
PURCHASE	21,149	7.31 GBP
SALE	27,373	7.31 GBP
PURCHASE	31,250	7.315 GBP
SALE	57,984	7.315 GBP
PURCHASE	33,166	7.32 GBP
SALE	32,392	7.32 GBP
PURCHASE	11,501	7.325 GBP
SALE	31,290	7.325 GBP
PURCHASE	25,563	7.33 GBP
SALE	28,500	7.33 GBP
PURCHASE	8,539	7.335 GBP
SALE	14,675	7.335 GBP
SALE	17,367	7.34 GBP
PURCHASE	18,114	7.345 GBP
SALE	13,211	7.345 GBP
PURCHASE	12,073	7.35 GBP
SALE	15,598	7.35 GBP
SALE	5,007	7.355 GBP
PURCHASE	10,780	7.36 GBP
SALE	11,760	7.36 GBP
PURCHASE	1,877	7.365 GBP
PURCHASE	15,934	7.37 GBP
PURCHASE	1,901	7.375 GBP
SALE	3,096	7.375 GBP
PURCHASE	1,225	7.41 GBP
SALE	2,433	7.42 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(Note 6)

CALL	Purchase	50,000	8.50 GBP	European	30/06/2006	35 GBP

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	31 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:27 30-May-06
Number	7333D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**26 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
2134	**7.305 GBP**	**7.2875 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
136346	**7.2951 GBP**	**7.275 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**55000**	**7.2889 GBP**
CFD	**Short**	**2602**	**7.2896 GBP**
CFD	**Short**	**17250**	**7.298 GBP**
CFD	**Short**	**2750**	**7.298 GBP**
CFD	**Short**	**21500**	**7.298 GBP**
CFD	**Short**	**6750**	**7.298 GBP**
CFD	**Short**	**1750**	**7.298 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	30 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	11:03 30-May-06
Number	7385D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	26 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,855,409	3.67%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,855,409	3.67%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,100	GBP 7.2875
Sale	1,100	GBP 7.2875

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 May 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:18 30-May-06
Number	7404D

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	30 May 2006
Date of dealing	26 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
86,545	GBP 15.65	GBP 15.60

Total number of securities sold	Highest price received	Lowest price received
58,868	GBP 15.64	GBP 15.60

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,003	GBP 3.00	GBP 2.99
Total number of securities sold	Highest price received	Lowest price received
2,269	GBP 2.99	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/05/2006

Contact name | Alasdair Coutts-Britton
Telephone number | +44 20 7996 3565
Name of offeree/offeror with whom connected | Body Shop International PLC
Nature of connection # | Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
26,477	GBP 9.29	GBP 9.20

Total number of securities sold	Highest price received	Lowest price received
4,049	GBP 9.29	GBP 9.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader | Merrill Lynch International

Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
155,689	GBP 7.34	GBP 7.27
Total number of securities sold	**Highest price received**	**Lowest price received**
111,075	GBP 7.34	GBP 7.27

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 30-May-06
Number	7468D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	26 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	61,730	0.01%	602,700	0.12%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	61,730	0.01%	602,700	0.12%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	8,310	7.27 GBP
PURCHASE	4,135	7.275 GBP
SALE	8,900	7.275 GBP
PURCHASE	19,486	7.28 GBP
SALE	17,545	7.28 GBP
PURCHASE	9,799	7.285 GBP
SALE	33,353	7.285 GBP
PURCHASE	34,027	7.29 GBP
SALE	26,608	7.29 GBP
PURCHASE	30,416	7.295 GBP
SALE	27,975	7.295 GBP
PURCHASE	21,707	7.30 GBP
SALE	11,012	7.30 GBP
PURCHASE	17,311	7.305 GBP
SALE	3,300	7.305 GBP
PURCHASE	600	7.31 GBP
SALE	3,910	7.31 GBP
PURCHASE	13,894	7.32 GBP
SALE	5,353	7.32 GBP
PURCHASE	1,800	7.33 GBP
PURCHASE	3,595	7.335 GBP
SALE	19,301	7.34 GBP
PURCHASE	8,310	7.27 GBP
PURCHASE	4,135	7.275 GBP
SALE	8,900	7.275 GBP
PURCHASE	19,486	7.28 GBP
SALE	17,545	7.28 GBP
PURCHASE	9,799	7.285 GBP
SALE	33,353	7.285 GBP
PURCHASE	34,027	7.29 GBP
SALE	26,608	7.29 GBP
PURCHASE	30,416	7.295 GBP
SALE	27,975	7.295 GBP
PURCHASE	21,707	7.30 GBP
SALE	11,012	7.30 GBP
PURCHASE	17,311	7.305 GBP
SALE	3,300	7.305 GBP
PURCHASE	600	7.31 GBP
SALE	3,910	7.31 GBP
PURCHASE	13,894	7.32 GBP
SALE	5,353	7.32 GBP
PURCHASE	1,800	7.33 GBP
PURCHASE	3,595	7.335 GBP
SALE	19,301	7.34 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g.	Writing, selling,	Number of	Exercise price	Type, e.g. American,	Expiry date	Option money

call option	purchasing, varying etc	securities to which the option relates (Note 6)	European etc.	paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	30 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:26 30-May-06
Number	7489D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
24,534	7.3400	7.2950

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
160,052	7.3400	7.2700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	139,057	7.2798
CFD	Short	12,421	7.2798
CFD	Short	181	7.3074
CFD	Short	335	7.3074
CFD	Short	9	7.3074
CFD	Short	18	7.3074
CFD	Long	23,905	7.3033

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	15:08 30-May-06
Number	2230

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	26 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,063,769	(4.13%)	1,742,269	(0.36%)
(2) Derivatives (other than options)	719,668	(0.15%)	408,777	(0.08%)
(3) Options and agreements to purchase/sell	32,013	(0.01%)	1,425,438	(0.29%)
Total	20,815,450	(4.29%)	3,576,484	(0.74%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	53,887	7.2946
Purchase	5,508	7.2661
Purchase	11,223	7.2871
Purchase	1,010	7.2723
Sale	1,639	7.2912
Sale	1,625	7.2873
Sale	3,461	7.2873
Sale	1,704	7.3400
Sale	5,508	7.2876
Sale	2,383	7.3385
Sale	10,000	7.3168
Sale	14,679	7.3385
Sale	1,866	7.2800
Sale	1,225	7.2850

NB. The below transaction which was disclosed on 26/05/06 has been cancelled;

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	5,122	7.27

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	10,000	7.3168
CFD	Short	53,887	7.2946
CFD	Short	5,508	7.2661
CFD	Long	5,508	7.2876
CFD	Long	2,383	7.3385
CFD	Long	14,679	7.3385

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30 MAY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	16:15 30-May-06
Number	7795D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	26/05/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,510,071	7.105%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	35,421	729.006p
Purchase	55,215	729.263p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) YES

Date of disclosure	30/05/06
Contact name	Taryn O'Donoghue

Telephone number 020 7658 2959

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:29 30-May-06
Number	7796D

RNS Number:7796D
Franklin Resources Inc
30 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	May 26, 2006*

* Please note, this office was closed on Monday, May 29, 2006 due to a National Holiday.

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,069,804	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,069,804	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500	7.305 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure May 30, 2006

Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	10:10 26-May-06
Number	6481D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	25 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,855,409	3.67%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,855,409	3.67%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,900	GBP 7.2023

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 May 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 26-May-06
Number	6625D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	26 May 2006
Date of dealing	25 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

25 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
45,961	GBP 15.61	GBP 15.59

Total number of securities sold	Highest price received	Lowest price received
45,061	GBP 15.61	GBP 15.59

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
532	GBP 2.99	GBP 2.99
Total number of securities sold	**Highest price received**	**Lowest price received**
2,740	GBP 3.00	GBP 2.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,094	GBP 9.24	GBP 9.04

Total number of securities sold	Highest price received	Lowest price received
1,102	GBP 9.17	GBP 9.07

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
266,217	GBP 7.27	GBP 7.14

Total number of securities sold	Highest price received	Lowest price received
279,411	GBP 7.27	GBP 7.15

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	12:05 26-May-06
Number	6631D

Merger Update

The OFT has published the text of its decision of 25 May 2006 to accept undertakings from Boots Group plc in respect of their anticipated acquisition of Alliance UniChem plc

The decision can be found on the Office of Fair Trading's website at www.oft.gov.uk with links from the Office's Weekly Gazette and Competition Bulletin.

END

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Regulatory Announcement

Go to market news section

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:05 26-May-06
Number	6634D

RNS Number:6634D
Newton Investment Management Ltd
26 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	25 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,251,997	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,251,997	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,513	7.2

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26 May 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:46 26-May-06
Number	6696D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	25 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
69,836	7.255 GBP	7.1514 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
14,981	7.27 GBP	7.255 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	67,370	7.1514 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)
PUT	PURCHASE	25,000	6.84 GBP	EUROPEAN	30/09/2006	23.5 GBP
PUT	PURCHASE	25,000	6.84 GBP	EUROPEAN	30/09/2006	24 GBP

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	26 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Regulatory Announcement

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:51 26-May-06
Number	6704D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	25 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	603,233	0.12%	70,086	0.14%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	603,233	0.12%	70,086	0.14%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1,300	7.10 GBP
SALE	13,061	7.11 GBP
PURCHASE	1,406	7.115 GBP
SALE	6,874	7.115 GBP
PURCHASE	1,800	7.12 GBP
SALE	4,460	7.12 GBP
PURCHASE	6,137	7.13 GBP
SALE	8,000	7.13 GBP
SALE	3,800	7.135 GBP
PURCHASE	1,023	7.14 GBP
SALE	11,586	7.14 GBP
PURCHASE	9,174	7.145 GBP
SALE	3,300	7.145 GBP
PURCHASE	10,500	7.15 GBP
SALE	10,258	7.15 GBP
PURCHASE	9,939	7.155 GBP
SALE	2,871	7.155 GBP
PURCHASE	5,732	7.16 GBP
SALE	700	7.16 GBP
PURCHASE	16,904	7.165 GBP
SALE	10,032	7.165 GBP
PURCHASE	10,467	7.17 GBP
SALE	2,976	7.17 GBP
PURCHASE	5,616	7.175 GBP
PURCHASE	4,234	7.185 GBP
PURCHASE	1,163	7.19 GBP
PURCHASE	4,100	7.195 GBP
PURCHASE	11,724	7.20 GBP
SALE	42,197	7.20 GBP
PURCHASE	13,582	7.205 GBP
SALE	18,384	7.205 GBP
PURCHASE	12,948	7.21 GBP
SALE	21,377	7.21 GBP
PURCHASE	23,910	7.215 GBP
SALE	4,484	7.215 GBP
PURCHASE	38,077	7.22 GBP
SALE	17,340	7.22 GBP
PURCHASE	14,032	7.225 GBP
SALE	10,438	7.225 GBP
PURCHASE	10,984	7.23 GBP
SALE	47,099	7.23 GBP
PURCHASE	26,742	7.235 GBP
SALE	1,743	7.235 GBP
PURCHASE	7,314	7.24 GBP
SALE	12,463	7.24 GBP
PURCHASE	19,273	7.245 GBP
SALE	1,596	7.245 GBP
PURCHASE	13,455	7.25 GBP
SALE	21,070	7.25 GBP
PURCHASE	10,400	7.255 GBP
SALE	4,830	7.255 GBP
PURCHASE	5,389	7.26 GBP
SALE	35,613	7.26 GBP
PURCHASE	16,152	7.265 GBP
SALE	52,142	7.265 GBP
PURCHASE	29,716	7.27 GBP
SALE	4,289	7.275 GBP
PURCHASE	13,736	7.28 GBP
SALE	10,475	7.29 GBP
SALE	988	7.295 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	26 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286

Name of offeree/offeror with which connected BOOTS GROUP PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:13 26-May-06
Number	6718D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	25/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11619678	2.39227		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11619678	2.39227	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	2518	7.16

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	26/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:53 26-May-06
Number	6760D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
107,035	7.2950	7.1210

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
179,798	7.2700	7.0850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	66,226	7.2033
CFD	Short	6,220	7.2033

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:54 26-May-06
Number	6762D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			169,558 (0.035%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			169,558 (0.035%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	(%)	Number
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	1,298	
Sell	2,220	
Buy	14,332	
Sell	10,406	
Sell	39,520	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	26 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	14:25 26-May-06
Number	2130

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	25 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

(1) Relevant securities	20,036,231	(4.13%)	1,747,329	(0.36%)
(2) Derivatives (other than options)	715,371	(0.15%)	377,655	(0.08%)
(3) Options and agreements to purchase/sell	32,013	(0.01%)	1,425,438	(0.29%)
Total	20,783,615	(4.28%)	3,550,422	(0.73%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,122	7.2700
Purchase	1,970	7.2700
Purchase	13,893	7.2539
Purchase	566	7.1561
Purchase	5,122	7.2700
Purchase	44,427	7.2295
Sale	201	7.2362
Sale	295	7.2362
Sale	255	7.1809
Sale	672	7.2031
Sale	268	7.2623
Sale	4,535	7.2700
Sale	1,384	7.1526
Sale	566	7.1389
Sale	18,790	7.2275
Sale	57,800	7.1888
Sale	3,100	7.2050
Sale	5,122	7.2700
Sale	270	7.2300
Sale	150,000	7.2231

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	13,893	7.2539
CFD	Long	3,100	7.2050
CFD	Long	57,800	7.1888
CFD	Long	566	7.1389
CFD	Short	566	7.1561
CFD	Long	18,790	7.2275

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26 MAY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:26 26-May-06
Number	6803D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**25/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,419,435	7.086%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer out of 1,509 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,448	715.853p
Purchase	1,517	724.000p
Purchase	1,779	717.500p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 26/05/06

Contact name Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	15:34 26-May-06
Number	6892D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**25 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
14029	**7.2658 GBP**	**7.1529 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
34111	**7.1661 GBP**	**7.1661 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**1402**	**7.2324 GBP**
CFD	**Short**	**4916**	**7.2324 GBP**
CFD	**Short**	**9108**	**7.1764 GBP**
CFD	**Short**	**1452**	**7.1764 GBP**
CFD	**Short**	**11352**	**7.1764 GBP**
CFD	**Short**	**3564**	**7.1764 GBP**
CFD	**Short**	**924**	**7.1764 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	26 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:22 26-May-06
Number	6909D

RNS Number:6909D
Franklin Resources Inc
26 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	May 25, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,070,304	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,070,304	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500	7.15 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	May 26, 2006
Contact name	Robert Rosselot
Telephone number	954-847-2285

If a connected EFM, name of
offeree/offeror with which connected N/A

If a connected EFM, state nature of
connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	11:33 25-May-06
Number	PRNUK-2505

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	24/05/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,905,399	1.62		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,905,399	1.62		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	330,000	7.17240 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 25/05/2006

Contact name	Jonathan Brunton
Telephone number	0207 548 2737
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:37 25-May-06
Number	5806D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	25 May 2006
Date of dealing	24 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

24 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
77,132	GBP 15.63	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
82,024	GBP 15.63	GBP 15.59

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
6,964	GBP 3.00	GBP 3.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,665	GBP 9.06	GBP 9.03
Total number of securities sold	**Highest price received**	**Lowest price received**
2,263	GBP 9.06	GBP 8.94

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
718,693	GBP 7.21	GBP 7.06
Total number of securities sold	**Highest price received**	**Lowest price received**
730,783	GBP 7.18	GBP 7.06

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 25-May-06
Number	5843D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	24 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	559,944	0.05%	52,430	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	559,944	0.05%	52,430	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	179	7.065 GBP
PURCHASE	2,951	7.10 GBP
PURCHASE	2,454	7.11 GBP
PURCHASE	17,794	7.115 GBP
SALE	1,700	7.115 GBP
PURCHASE	11,371	7.12 GBP
PURCHASE	1,400	7.125 GBP
PURCHASE	19,932	7.13 GBP
SALE	265,000	7.13429852 GBP
PURCHASE	3,354	7.135 GBP
PURCHASE	13,583	7.14 GBP
PURCHASE	9,295	7.145 GBP
SALE	29,344	7.145 GBP
PURCHASE	39,119	7.15 GBP
SALE	10,836	7.15 GBP
PURCHASE	20,535	7.155 GBP
SALE	4,400	7.155 GBP
PURCHASE	12,835	7.16 GBP
SALE	16,759	7.16 GBP
PURCHASE	16,907	7.165 GBP
SALE	30,797	7.165 GBP
PURCHASE	7,242	7.17 GBP
SALE	28,225	7.17 GBP
PURCHASE	9,772	7.175 GBP
SALE	9,482	7.175 GBP
PURCHASE	4,367	7.18 GBP
SALE	8,458	7.18 GBP
PURCHASE	594	7.19 GBP
SALE	22,710	7.19 GBP
PURCHASE	3,300	7.195 GBP
SALE	6,600	7.195 GBP
SALE	8,298	7.20 GBP
SALE	4,558	7.205 GBP
PURCHASE	6,642	7.21 GBP
SALE	3,675	7.215 GBP
SALE	6,862	7.22 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	25 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Office of Fair Trading
TIDM	OFT
Headline	Boots Unichem
Released	12:13 25-May-06
Number	5853D


SEC MAIL PROCESSING
RECEIVED
JUL 06 2006
WASH, D.C. 199 SECTION

92/06 25 May 2006

OFT ACCEPTS BOOTS UNDERTAKINGS INSTEAD OF REFERENCE TO COMPETITION COMMISSION

The OFT has today accepted undertakings offered by Boots Group plc. The undertakings address the OFT's competition concerns in relation to Boots' anticipated acquisition of Alliance UniChem.

The OFT considered that the proposed acquisition may result in a substantial lessening of competition in relation to the supply of retail pharmacy services in a number of local areas in the UK. Boots has offered to sell pharmacies in 96 local areas where competition concerns were raised. The OFT considers that these undertakings will address the concerns identified in its decision of 6 February 2006 (see press release 23/06)

Vincent Smith, OFT Director of Competition Enforcement said :

'Boots has offered undertakings which address the OFT's concerns that in certain areas of the UK consumers may suffer from a reduction in the quality or level of pharmacy services or an increase in the price of certain products as a result of the transaction. We are satisfied that the undertakings address these competition concerns and as a result, we will not be referring the proposed acquisition to the Competition Commission.'

NOTES

1. The Reference Test — The OFT has a duty to make a reference to the CC if the OFT believes that it is or may be the case that arrangements are in progress or in contemplation which, if carried into effect, will result in the creation of a relevant merger situation; and the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services.

2. Under the Enterprise Act 2002 a relevant merger situation is created if two or more enterprises have ceased to be distinct enterprises; and the value of the turnover in the United Kingdom of the

enterprise being taken over exceeds £70 million; or as a result of the transaction, in relation to the supply of goods or services of any description, a 25% share of supply in the UK (or a substantial part thereof) is created or enhanced.

3. Under section 73 of the Enterprise Act 2002 the OFT may, instead of making a reference, and for the purpose of remedying, mitigating or preventing the substantial lessening of competition concerned, or any adverse effect which has or may have resulted from it or may be expected to result from it, accept from such of the parties concerned as it considers appropriate undertakings to take such action as it considers appropriate. In doing so, the OFT will have regard to the need to achieve as comprehensive a solution as is reasonable and practicable to the substantial lessening of competition and any adverse effects resulting from it.

4. Before accepting any such undertakings the OFT shall give notice of the proposed undertakings under Schedule 10 of the Enterprise Act 2002, and considered any representations made in accordance with that notice.

5. The text of these decisions will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

MEDIA enquiries: 020 7211+

Corinne Gladstone **8899** Terence Gibbons **8900**
Lara Gorman **8901**
Kate Wilcox **8898** Mike Ricketts **8904**
Out of hours: mobile: 07774 134814 fax messages: 020 7211 8961
Copies of press notices: Ext. 8993
http://www.oft.gov.uk

PUBLIC enquiries: 0845 7224499 enquiries@oft.gov.uk
OFT reports and consumer information leaflets are available free from:
OFT, PO Box 366, Hayes UB3 1XB 0800 389 3158 oft@ecgroup.uk.com

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:22 25-May-06
Number	5901D

RNS Number:5901D
Newton Investment Management Ltd
25 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	24 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,265,510	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,265,510	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	12,117	7.2

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 May 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:26 25-May-06
Number	5906D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
90,461	7.1750	7.1150

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
257,823	7.1900	7.1150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	171,234	7.1436

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:28 25-May-06
Number	5909D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			133,042 (0.0275%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			133,042 (0.0275%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	4,125	7.16
Sell	31,613	7.15
Sell	2,353	7.18

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	25 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Merger Update
Released	12:32 25-May-06
Number	5905D

RNS Number:5905D
Boots Group PLC
25 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE USA, AUSTRALIA, CANADA OR JAPAN

Merger update

The Boards of Boots Group PLC and Alliance UniChem Plc announce that the Office of Fair Trading has accepted undertakings to divest 96 pharmacies in lieu of a reference of the proposed merger between Boots and Alliance UniChem to the Competition Commission. Both Boards reaffirm their expectation that all outstanding preconditions and conditions will be satisfied to enable the merger to become effective on 31 July 2006.

- Ends -

Enquiries:

Boots Group PLC
Chris Laud 0115 9687080

Finsbury
James Murgatroyd 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alliance UniChem PLC
TIDM	AUN
Headline	Merger Update
Released	12:32 25-May-06
Number	5917D

RNS Number:5917D
Alliance UniChem PLC
25 May 2006

25 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE USA, AUSTRALIA, CANADA OR JAPAN

Merger update

The Boards of Alliance UniChem Plc and Boots Group PLC announce that the Office of Fair Trading has accepted undertakings to divest 96 pharmacies in lieu of a reference of the proposed merger between Boots and Alliance UniChem to the Competition Commission. Both Boards reaffirm their expectation that all outstanding preconditions and conditions will be satisfied to enable the merger to become effective on 31 July 2006.

- Ends -

Enquiries:

Alliance UniChem Plc
Marco Pagni / Gerald Gradwell 01932 870550

Gavin Anderson & Company
Richard Constant / Deborah Walter 020 7554 1400

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:36 25-May-06
Number	5923D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	24 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	32,024,9846.593%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	32,024,9846.593%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	91,395	£7.1699

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 May 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:45 25-May-06
Number	5933D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	24/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 4,354 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11622196	2.39279		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11622196	2.39279	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	4224	7.12
SELL	1454	7.16

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	25/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:08 25-May-06
Number	5970D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
31089	7.1928 GBP	7.115 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
110392	7.2405 GBP	7.115 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	75000	7.1493 GBP
CFD	Short	310	7.1613 GBP
CFD	Short	4613	7.1667 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	25 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	14:54 25-May-06
Number	2047

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	24 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,208,389	(4.16%)	1,693,546	(0.35%)
(2) Derivatives (other than options)	668,364	(0.14%)	396,445	(0.08%)
(3) Options and agreements to purchase/sell	32,013	(0.01%)	1,425,438	(0.29%)
Total	20,908,766	(4.30%)	3,515,429	(0.72%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,231	7.1741
Purchase	365	7.1100
Purchase	1,970	7.1150
Purchase	415	7.1250
Purchase	3,103	7.1164
Purchase	156,963	7.1679
Purchase	164	7.0610
Purchase	18,790	7.1164
Purchase	3,400	7.1250
Sale	1,344	7.1659
Sale	219	7.1650
Sale	3,334	7.1590
Sale	5,800	7.1750
Sale	52,812	7.1651
Sale	10,598	7.1229
Sale	52,500	7.1450
Sale	164	7.1789

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	156,963	7.1679
CFD	Long	52,812	7.1651
CFD	Short	3,400	7.1250
CFD	Long	5,800	7.1750
CFD	Short	164	7.0610
CFD	Long	52,500	7.1450
CFD	Long	164	7.1789
CFD	Short	3,103	7.1164
CFD	Short	18,790	7.1164

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 MAY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	15:04 25-May-06
Number	6040D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**24/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,427,997	7.088%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	680,103	716.680p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	25/05/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	15:10 25-May-06
Number	6037D

This announcement replaces the previous RNS announcement reference 5855D released at 12.06pm 25 May 06. Amendment made to 2 (c).(i) Options transactions, due to an I.T. issue. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	24 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
568,839	7.1975 GBP	7.147396 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
210,480	7.20 GBP	7.14 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	274,800	7.1542 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)
PUT	PURCHASE	25,000	6.84 GBP	EUROPEAN	30/09/2006	23.5 GBP
PUT	PURCHASE	25,000	6.84 GBP	EUROPEAN	30/09/2006	23.5 GBP

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	25 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:38 25-May-06
Number	6092D

RNS Number:6092D
Franklin Resources Inc
25 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	May 24, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,070,804	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,070,804	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	900	7.060 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure May 25, 2006

Contact name Robert Rosselot

Telephone number 954-847-2285

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	07:00 24-May-06
Number	4743D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			31,829 (0.0066%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			31,829 (0.0066%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	15,113	7.11
Buy	17,717	7.16
Sell	27,126	7.13

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	23 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	07:00 24-May-06
Number	4742D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
634,871	7.225	7.0550

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
726,189	7.2057	7.0850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	27,926	7.1371
CFD	Short	71,128	7.1371
CFD	Short	6,322	7.1371
CFD	Short	104	7.145
CFD	Short	193	7.145
CFD	Long	13,761	7.179

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END




SEC MAIL PROCESSING
RECEIVED
JUL 06 2006
WASH. D.C.
199
SECTION



Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:43 24-May-06
Number	4978D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**23 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
96271	**7.1723 GBP**	**7.0908 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
25532	**7.1672 GBP**	**7.105 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**430**	**7.1562 GBP**
CFD	**Short**	**790**	**7.1562 GBP**
CFD	**Short**	**5932**	**7.1182 GBP**
CFD	**Short**	**6000**	**7.1014 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	**Writing, selling,**	**Number of securities**	**Exercise**	**Type, e.g.**	**Expiry**	**Opti**

e.g. call option	purchasing, varying etc.	to which the option relates (Note 5)	price	American, European etc.	date	paid per u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	24 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:03 24-May-06
Number	5011D

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5(a) OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	24 May 2006
Date of dealing	23 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

23 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	23/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
61,158	GBP 15.64	GBP 15.62
Total number of securities sold	**Highest price received**	**Lowest price received**
81,191	GBP 15.64	GBP 15.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	23/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
307	GBP 2.99	GBP 2.99

Total number of securities sold	Highest price received	Lowest price received
1,962	GBP 3.00	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	23/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
176,803	GBP 9.07	GBP 8.97

Total number of securities sold	Highest price received	Lowest price received
169,181	GBP 9.01	GBP 8.91

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	23/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
522,512	GBP 7.18	GBP 7.08
Total number of securities sold	**Highest price received**	**Lowest price received**
497,631	GBP 7.13	GBP 7.10

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:13 24-May-06
Number	5029D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	23 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
718,684	7.175 GBP	7.085 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
22,000	7.1725 GBP	7.17 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	5,300	7.1141 GBP
CFD	LONG	688,130	7.1224 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	**24 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**0207 567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:19 24-May-06
Number	5057D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	23 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	868,198	0.18%	45,547	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	868,198	0.18%	45,547	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	5,735	7.085 GBP
PURCHASE	28,532	7.09 GBP
PURCHASE	19,319	7.095 GBP
SALE	6,159	7.095 GBP
PURCHASE	57,813	7.10 GBP
PURCHASE	70,735	7.10 GBP
PURCHASE	56,745	7.105 GBP
SALE	4,063	7.105 GBP
PURCHASE	21,498	7.11 GBP
PURCHASE	25,488	7.11 GBP
PURCHASE	11,926	7.115 GBP
SALE	29,528	7.115 GBP
PURCHASE	19,903	7.12 GBP
SALE	16,541	7.12 GBP
PURCHASE	46,528	7.125 GBP
SALE	21,534	7.125 GBP
PURCHASE	1,401	7.13 GBP
SALE	20,003	7.13 GBP
PURCHASE	2,184	7.135 GBP
SALE	26,267	7.135 GBP
SALE	32,879	7.14 GBP
PURCHASE	29,498	7.145 GBP
PURCHASE	4,000	7.15 GBP
SALE	201	7.15 GBP
SALE	3,792	7.155 GBP
PURCHASE	14,853	7.16 GBP
SALE	8,298	7.16 GBP
PURCHASE	10,018	7.165 GBP
SALE	355	7.165 GBP
PURCHASE	3,300	7.17 GBP
SALE	29,344	7.17 GBP
PURCHASE	6,200	7.175 GBP
SALE	5,326	7.175 GBP
SALE	5,000	7.18 GBP
SALE	18,873	7.185 GBP
PURCHASE	12,678	7.19 GBP
SALE	12,594	7.19 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	24 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:55 24-May-06
Number	5129D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
200,504	7.1900	7.0850

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
338,643	7.1750	7.0800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	776	7.1538
CFD	Short	1,441	7.1538
CFD	Long	35,583	7.121
CFD	Long	103,000	7.1172

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END


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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:58 24-May-06
Number	5132D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			103,201 (0.0212%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			103,201 (0.0212%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	37,757	7.15
Sell	10,983	7.10
Sell	59,280	7.12
Sell	39,520	7.12

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	24 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	15:23 24-May-06
Number	5256D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	23/05/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,747,894	6.948%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer in of 415,067 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	265,000	710.311p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	24/05/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:31 24-May-06
Number	5268D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	23/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11623520	2.39306		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11623520	2.39306	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	1750	7.12
SELL	4267	7.18
SELL	4774	7.11

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	24/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:06 24-May-06
Number	5294D

RNS Number:5294D
Franklin Resources Inc
24 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	MAY 23, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,071,704	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,071,704	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2,680	7.119 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	MAY 24, 2006
Contact name	ROBERT ROSSELOT
Telephone number	954-847-2285
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:39 23-May-06
Number	4174D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**22 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
9312	**7.1946 GBP**	**7.1351 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
438	**7.2331 GBP**	**7.185 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**870**	**7.1351 GBP**
CFD	**Short**	**8004**	**7.1956 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European**	**Expiry date**	**Opti paid per ı**

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	23 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	11:45 23-May-06
Number	4204D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

RICHARD BAKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

RICHARD BAKER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

17

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£7.155

14. Date and place of transaction

22nd May 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

652,337 0.1343%

16. Date issuer informed of transaction

23rd May 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

23rd May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£7.155

14. Date and place of transaction

22nd May 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

296,248 0.0609%

16. Date issuer informed of transaction

23rd May 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

23rd May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating

percentage)

………………………………

13. Price per *share* or value of transaction

£7.155

14. Date and place of transaction

22nd May 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

95,102 0.019%

16. Date issuer informed of transaction

23rd May 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

23rd May 2006

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:56 23-May-06
Number	4226D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
667,701	7.2250	7.0550

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
753,315	7.2057	7.0850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	27,926	7.1371
CFD	Short	71,128	7.1371
CFD	Short	6,322	7.1371
CFD	Short	104	7.145
CFD	Short	193	7.145
CFD	Long	13,761	7.179

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of ExerciseType, e.g. Expiry Option

name, e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price (GBP)	American, European etc.	date	money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	23 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Paul Bateman
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	11:58 23-May-06
Number	4227D

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Paul Bateman***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**22nd May 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	18	£7.155

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	**23rd May 2006**
Contact name	**Sonia Fennell**
Telephone number	**0115 968 7094**
Name of offeree/offeror with which associated	**Boots Group PLC**
Specify category and nature of associate status (Note 10)	**Executive director of Boots Group PLC**

END

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Company	Richard Baker
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	12:07 23-May-06
Number	4238D

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Richard Baker***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**22nd May 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	17	£7.155

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~**YES**~~**/NO**

Date of disclosure	**23rd May 2006**
Contact name	**Sonia Fennell**
Telephone number	**0115 968 7094**
Name of offeree/offeror with which associated	**Boots Group PLC**
Specify category and nature of associate status (Note 10)	**Executive director of Boots Group PLC**

END

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Regulatory Announcement

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	12:12 23-May-06
Number	4248D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**ALLIANCE UNICHEM PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**22 May 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	4111694 (1.14%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	4111694 (1.14%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per uni
GB0009165720	ORD / CMN	Sale	61300	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/i unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**23 May 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS COMPANY PLC (THE)**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:16 23-May-06
Number	4257D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	22 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
571,651	7.195 GBP	7.11 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
4,695	7.144626 GBP	7.135 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	533,250	7.1315 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number Exercise Type, e.g. Expiry Option

name,e.g call option	selling, purchasing, varying etc	of securities to which the option relates (Note 5)	price	American, European etc.	date	moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	23 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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distribution apply.

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	13:00 23-May-06
Number	4293D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	23 May 2006
Date of dealing	22 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

22 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5a

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	22/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
71,252	GBP 15.64	GBP 15.62
Total number of securities sold	**Highest price received**	**Lowest price received**
27,585	GBP 15.65	GBP 15.63

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5a

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	22/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
204	GBP 2.99	GBP 2.99
Total number of securities sold	**Highest price received**	**Lowest price received**
12,266	GBP 2.99	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5a

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	22/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,915	GBP 9.09	GBP 9.05
Total number of securities sold	**Highest price received**	**Lowest price received**
2,067	GBP 9.06	GBP 8.96

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5a

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	22/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
810,375	GBP 7.20	GBP 7.07

Total number of securities sold	Highest price received	Lowest price received
868,746	GBP 7.18	GBP 7.05

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:33 23-May-06
Number	4346D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**22 MAY 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	868,150	0.18%	100,939	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	868,150	0.18%	100,939	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	733	7.055 GBP
PURCHASE	2,002	7.06 GBP
SALE	747	7.06 GBP
PURCHASE	7,142	7.065 GBP
SALE	900	7.065 GBP
PURCHASE	8,700	7.07 GBP
SALE	3,000	7.07 GBP
PURCHASE	5,270	7.075 GBP
SALE	2,344	7.075 GBP
PURCHASE	14,053	7.08 GBP
SALE	23,358	7.08 GBP
PURCHASE	21,788	7.085 GBP
SALE	4,032	7.085 GBP
PURCHASE	17,079	7.09 GBP
SALE	12,551	7.09 GBP
PURCHASE	5,972	7.095 GBP
SALE	4,119	7.095 GBP
PURCHASE	14,375	7.10 GBP
SALE	34,715	7.10 GBP
PURCHASE	65,206	7.105 GBP
SALE	7,294	7.105 GBP
PURCHASE	19,826	7.11 GBP
SALE	25,511	7.11 GBP
PURCHASE	55,978	7.115 GBP
SALE	7,124	7.115 GBP
PURCHASE	6,526	7.12 GBP
SALE	30,847	7.12 GBP
PURCHASE	96,379	7.12092869 GBP
SALE	96,379	7.12092869 GBP
PURCHASE	2,243	7.125 GBP
SALE	22,738	7.125 GBP
PURCHASE	1,246,300	7.12941776 GBP
SALE	1,246,300	7.12941776 GBP
PURCHASE	2,106	7.13 GBP
SALE	18,635	7.13 GBP
PURCHASE	1,245,143	7.13299982 GBP
SALE	1,245,143	7.13299982 GBP
PURCHASE	11,179	7.135 GBP
SALE	33,170	7.135 GBP
PURCHASE	102,878	7.13742045 GBP
SALE	102,878	7.13742045 GBP
PURCHASE	2,464	7.14 GBP
SALE	7,121	7.14 GBP
PURCHASE	20,474	7.145 GBP
SALE	5,251	7.145 GBP
PURCHASE	7,627	7.15 GBP
SALE	39,810	7.15 GBP
PURCHASE	33,866	7.155 GBP
SALE	23,915	7.155 GBP
PURCHASE	52,654	7.16 GBP
SALE	63,201	7.16 GBP
PURCHASE	33,335	7.165 GBP

SALE	27,886	7.165 GBP
PURCHASE	6,086	7.17 GBP
PURCHASE	13,833	7.175 GBP
SALE	17,174	7.175 GBP
PURCHASE	23,334	7.18 GBP
SALE	30,994	7.18 GBP
PURCHASE	700,000	7.182 GBP
SALE	150,000	7.182 GBP
PURCHASE	24,061	7.185 GBP
SALE	32,236	7.185 GBP
PURCHASE	5,205	7.19 GBP
SALE	15,052	7.19 GBP
PURCHASE	16,427	7.195 GBP
SALE	33,293	7.195 GBP
PURCHASE	15,975	7.20 GBP
SALE	19,266	7.20 GBP
PURCHASE	3,528	7.205 GBP
SALE	3,249	7.205 GBP
PURCHASE	4,742	7.21 GBP
SALE	900	7.21 GBP
SALE	3,038	7.215 GBP
PURCHASE	2,221	7.225 GBP
SALE	4,248	7.225 GBP
PURCHASE	2,000	7.23 GBP
PURCHASE	3,078	7.24 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	23 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	16:15 23-May-06
Number	4538D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**22/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,067,827	6.808%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	540,000	707.907p
Purchase	6,683	715.824p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	23/05/06
Contact name	Albion Onojobi

Telephone number 020 7638 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:28 23-May-06
Number	4556D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	22/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11634311	2.39529		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11634311	2.39529	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	8510	7.11

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	23/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	10:57 22-May-06
Number	3369D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	22 May 2006
Date of dealing	19 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

19 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
18,630	GBP 15.64	GBP 15.62
Total number of securities sold	**Highest price received**	**Lowest price received**
22,578	GBP 15.64	GBP 15.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
4,248	GBP 2.99	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
4,739	GBP 2.99	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/05/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,841	GBP 9.04	GBP 8.94
Total number of securities sold	**Highest price received**	**Lowest price received**
14,467	GBP 9.02	GBP 8.95

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,071,580	GBP 7.16	GBP 7.10
Total number of securities sold	**Highest price received**	**Lowest price received**
1,059,243	GBP 7.17	GBP 7.08

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:40 22-May-06
Number	3410D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
19538	7.1402 GBP	7.128 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
4323	7.135 GBP	7.115 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	2516	7.138 GBP
CFD	Short	5162	7.138 GBP
CFD	Short	326	7.138 GBP
CFD	Short	747	7.1168 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European	Expiry date	Opti paid per

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	22 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:40 22-May-06
Number	3414D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**19 MAY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
499,865	**7.165 GBP**	**7.065 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
628,882	**7.185 GBP**	**7.09 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**LONG**	**27,860**	**7.1085 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**22 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:00 22-May-06
Number	3461D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	19 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	32,164,735	6.622%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,164,735	6.622%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	438,963	£7.1513

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 May 2006
Contact name	Clark Simpson
Telephone number	

0207 477 7010

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:02 22-May-06
Number	3462D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
64,732	7.1500	7.1100

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
149,118	7.1600	7.0800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	100	7.1309
CFD	Short	187	7.1309
CFD	Long	2,610	7.1211
CFD	Short	34,906	7.1213
CFD	Short	88,911	7.1213
CFD	Short	7,903	7.1213
CFD	Long	17,670	7.13

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	22 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:38 22-May-06
Number	3581D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	19/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11642821	2.39704		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11642821	2.39704	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	374	7.12
SELL	3079	7.13

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	22/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- (Boots PLC)
Released	07:00 19-May-06
Number	2430D

RNS Number:2430D
Franklin Resources Inc
18 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES INC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	MAY 17, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,075,274	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,075,274	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

PURCHASE	50,455	7.25 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure MAY 18, 2006

Contact name LORI A WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:06 19-May-06
Number	2610D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
594,847	7.1600	7.0800

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
740,749	7.1500	7.0950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	78	7.1173
CFD	Short	144	7.1173
CFD	Short	55,802	7.1041
CFD	Short	142,134	7.1041
CFD	Short	12,634	7.1041
CFD	Long	54,529	7.1025

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	**Writing, selling,**	**Number of securities to**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Option money**

call option	purchasing, varying etc.	which the option relates (Note 5)	(GBP)	European etc.	paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	19 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:16 19-May-06
Number	2630D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	18 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,276,472	7.17 GBP	7.08 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
655,779	7.175 GBP	7.08 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	75,000	7.1043 GBP
CFD	LONG	693,370	7.1252 GBP
CFD	LONG	1	7.11 GBP
CFD	SHORT	1	7.11 GBP
CFD	LONG	2	7.095 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**19 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 19-May-06
Number	2699D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	19 May 2006
Date of dealing	18 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

18 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
5,607	GBP 15.64	GBP 15.63
Total number of securities sold	**Highest price received**	**Lowest price received**
4,851	GBP 15.64	GBP 15.63

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
LONG CFDSHORT			6,758GBP 15.65

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,588	GBP 2.98	GBP 2.98

Total number of securities sold	Highest price received	Lowest price received
9,588	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
6,359	GBP 8.99	GBP 8.97
Total number of securities sold	**Highest price received**	**Lowest price received**
4,060	GBP 8.99	GBP 8.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,897,065	GBP 7.15	GBP 7.08
Total number of securities sold	**Highest price received**	**Lowest price received**
2,897,756	GBP 7.16	GBP 7.09

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:09 19-May-06
Number	2719D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	18 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	31,725,772	6.532%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,725,772	6.532%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	267,711	£7.1195

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 May 2006
Contact name	Clark Simpson
Telephone number	

0207 477 7010

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure - Replacement
Released	12:26 19-May-06
Number	2720D

This announcement amends the EPT disclosure which was released 18th May 2006 at 11.35 am. under RNS number 1946D. The number of Body Shop International plc common shares and derivatives traded have been amended. All other details remain unchanged.

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	18 May 2006
Date of dealing	17 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

17 May 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common
AMENDMENT
state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
52,479	GBP 15.68	GBP 15.63

Total number of securities sold	Highest price received	Lowest price received
53,896	GBP 15.68	GBP 15.64

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit
eg call option						

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
6,561	GBP 2.99	GBP 2.98

Total number of securities sold	Highest price received	Lowest price received
6,936,002	GBP 2.99	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SWAP	Short	6,891,212	GBP 2.98

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure | 18/05/2006
Contact name | Alasdair Coutts-Britton
Telephone number | +44 20 7996 3565
Name of offeree/offeror with whom connected | Body Shop International PLC
Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
33,412	GBP 9.23	GBP 9.20
Total number of securities sold	**Highest price received**	**Lowest price received**
34,820	GBP 9.23	GBP 9.16

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			1,700GBP 9.17
SHORT CFDLONG			1,600GBP 9.17

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			3,300GBP 9.17

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure | 18/05/2006
Contact name | Alasdair Coutts-Britton
Telephone number | +44 20 7996 3565
Name of offeree/offeror with whom connected | Alliance UniChem Plc
Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader | Merrill Lynch International

Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,757,464	GBP 7.29	GBP 7.20
Total number of securities sold	**Highest price received**	**Lowest price received**
1,760,217	GBP 7.31	GBP 7.22

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:48 19-May-06
Number	2781D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**18 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
191532	**7.1378 GBP**	**7.0779 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1251	**7.1135 GBP**	**7.0821 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**151**	**7.1636 GBP**
CFD	**Short**	**24**	**7.1636 GBP**
CFD	**Short**	**188**	**7.1636 GBP**
CFD	**Short**	**15**	**7.1636 GBP**
CFD	**Short**	**59**	**7.1636 GBP**
CFD	**Short**	**10199**	**7.1636 GBP**
CFD	**Short**	**1626**	**7.1636 GBP**
CFD	**Short**	**12712**	**7.1636 GBP**
CFD	**Short**	**3991**	**7.1636 GBP**
CFD	**Short**	**1035**	**7.1636 GBP**
CFD	**Short**	**3786**	**7.1068 GBP**
CFD	**Short**	**5000**	**7.1521 GBP**
CFD	**Short**	**33**	**7.1068 GBP**

CFD	Long	55000	7.115 GBP
CFD	Long	35000	7.1486 GBP
CFD	Short	1200	7.1135 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	19 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Go to market news section

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group plc
Released	13:36 19-May-06
Number	PRNUK-1905

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	18-May-06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,575,399	1.55		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,575,399	1.55		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	215,000	7.12060GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19-May-06
Contact name	Lara Shitta-Bey
Telephone number	020 7548 2293

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	14:09 19-May-06
Number	2849D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**18/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	31,284,051	6.441%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,655,280	711.52p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	19/05/06
Contact name	Ian Chappell
Telephone number	020 7658 7941

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:23 19-May-06
Number	2876D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	18/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11646274	2.39775		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11646274	2.39775	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	896	7.11
SELL	7667	7.11
SELL	14155	7.11
SELL	6246	7.11

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	19/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of	N/A

Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:53 19-May-06
Number	3008D

RNS Number:3008D
Franklin Resources Inc
19 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	MAY 18, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,074,384	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,074,384	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	890	7.105 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure MAY 19, 2006

Contact name LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Final Results
Released	07:00 18-May-06
Number	1754D

RNS Number:1754D
Boots Group PLC
18 May 2006

PRELIMINARY RESULTS TO 31 MARCH 2006

Continued delivery on Building a Better Boots

- Group revenue from continuing operations up 1.9% at £5,027m in a year of significant change
  - Boots The Chemists (BTC) revenue increased 1.7% to £4,732m
  - BTC Like for Like revenue up 0.6% excluding the impact of PPRS price reductions and calendar effects
  - BTC gross margin and costs delivered in line with planning assumptions
- Group trading profit* after finance costs £401m (-9.8% vs £444m last year)
  - Group trading profit* from continuing operations after finance costs £316m (-13.9% vs £367m last year), reflecting investment in Building a Better Boots
  - BTC trading profit* £388m, 15.4% lower as a result of investment in the healthcare and beauty businesses, in new stores and in IT infrastructure
  - Group profit before tax from continuing operations £349m (-3.1% vs £360m last year)
  - EPS based on post-tax trading profit* from continuing operations 33.9p per share (-3.4% vs 35.1p last year)
  - Final dividend of 21.0p recommended giving 30.1p for full year
- The Health & Beauty Expert
  - Dispensed 100m items for the first time, up 5.4%
  - Beauty revenue up 7.9% and best revenue growth for three years in Toiletries
  - 500,000 people signed up to Boots Health Club in first three weeks
  - Advantage Card transactions up 8%, with 2 million new cardholders in the year taking the total to 15 million
- BHI disposal for £1.9bn benefits shareholders and employees
  - £1.4bn to shareholders via special dividend of 200p per share following sale of BHI
  - £85m injection into pension fund from BHI sale proceeds
  - £250m investment programme in small stores, supply chain and IT arrangements
- Merger with Alliance UniChem on course for completion in July 2006
  - Will create Europe's leading pharmacy-led health and beauty group
  - Completion expected end of July 2006
  - Plans for delivering £100m cost synergies progressing well

* Trading profit is defined on page 3.

Richard Baker, Chief Executive, commented:

"We have grown our core health and beauty businesses, improved our product range and sharpened our pricing in what has been a tough year for UK retailing.

"All this has been achieved while we successfully repositioned the business and focused on our role as the Health and Beauty Expert. We have sold Boots

Healthcare International, returned £1.4bn of the proceeds to shareholders and started work on creating an international pharmacy-led health and beauty group through the merger with Alliance UniChem.

"We have built a stronger platform to compete. We have differentiated ourselves from the competition and taken long-term decisions to improve our efficiency. We look forward to the merger with great confidence about the exciting opportunities it can deliver for customers, shareholders and employees."

Investor Relations
Chris Laud
Tel: +44 (0)20 7995 9618 (until 1.00pm)
Mobile: +44 (0) 7811 460611 (after 1.00 pm)

Media
Donal McCabe
Tel: +44 (0)20 7995 9618 (until 1.00 pm)
Mobile: +44 (0)7769 690618 (after 1.00 pm)

Summary of Revenue and Profit

For the year ended 31 March 2006

Trading Profit*	Revenue Total £m	Revenue Growth %	Revenue %like for like	Profit Total £m	Profit Growth %
Boots The Chemists	4,732.0	+1.7	-0.1	388.4	-15.4
Boots Opticians	174.3	-3.3		(3.5)	
Boots Retail International (a)	57.9	+20.1	+16.5	(1.8)	
Group and Other	64.8	+12.3		(47.2)	-2.2
Inter-segmental	(1.6)				
Trading profit from continuing operations	5,027.4	+1.9		335.9	-17.6
Net finance costs				(20.3)	
Trading profit from continuing operations after finance costs				315.6	-13.9
Non trading items (b)				33.3	
Profit before tax for continuing operations				348.9	-3.1
Income Tax				(44.5)	
Profit after tax from continuing operations				304.4	+19.4
Discontinued operations after tax					
- Boots Healthcare International trading profit before tax (c)				85.3	
- Profit on disposal of Boots Healthcare International				1,402.1	
- Other including tax				(18.1)	
Total discontinued operations				1,469.3	
Profit for the year				1,773.7	
Note:					
Group trading profit after finance costs (d)				400.6	

Basic Earnings per share (pence)		Year to 31 March 2006	2005
Profit for the year	Note 8	259.2p	35.9p
Trading profit after tax and finance costs from continuing operations	Note 8	33.9p	35.1p

Number of shares (million)		
Weighted average number of shares	684.2	739.8
Year end number of shares ranking for dividend	479.4	720.1

* Trading Profit is used by the Group to measure ongoing operational performance. It is defined as profit before finance costs, excluding items the Directors deem one-off or unusual, and profits/losses on the disposal of non-current assets. The items excluded would otherwise make year on year comparisons difficult and details are fully disclosed.
(a) Like for like growth for Boots Retail International represents revenue growth at comparable exchange rates.
(b) Non trading items includes profit on sale and leaseback of £150m, one-off charges relating to the £250m investment programme announced 14 March of £124m and other one off items, mainly relating to profits on property disposals, of £7m.
(c) Boots Healthcare International results cover the 10 months ended 31 January 2006
(d) Group trading profit of £315.6m comprises trading profit from continuing operations after finance costs and excludes Boots Healthcare International trading profit before tax for the 10 months to 31 January 2006 of £85.3m and other discontinued losses of £(0.3)m.

Boots The Chemists (BTC)

Revenue (£m)	4,732
Total revenue growth	+1.7%
LFL revenue growth	-0.1%
Trading Profit (£m)	388
Trading Margin	8.2%

Revenue
Revenue was £4,732m, up 1.7% in total, -0.1% on a strict Like for Like basis but equating to +0.6% on a Like for Like basis excluding the deflationary impact of the Pharmaceutical Price Regulation Scheme (PPRS) price reductions and the timing of Easter. Sales from new space added 1.8% to revenue in the year.

The weaker consumer environment is reflected in same store footfall which was down 3.6% over the year. The decline was broadly consistent across the year. The Advantage Card again demonstrated its importance to the business with linked transactions up 8% as two million new cardholders joined the scheme. 70% of revenue is now linked to the card. The increasing proportion of higher spending cardholders in the sales mix means average transaction value rose by 2.4% to £9.38 over the year.

Revenue and Growth Rates by Category

	Revenue £m	Total sales growth %
Health	1,909	+2.7
Beauty & Toiletries	2,105	+2.4
Lifestyle	718	-2.5
Total	4,732	+1.7

Health
The Health business continues to deliver good growth with revenue up 2.7% to £1,909m.

Dispensed items were up 5.4%, in line with the market, with growth driven by the prescription collection service, which was up more than a fifth, and the care homes business. Dispensing revenue was up 2.8% after the impact of price deflation from both PPRS and from the price cuts to generic medicines which anniversaried in September 2005. The impact of the new pharmacy contract which came into force on 1 April 2005 and which moved some funding from generic reimbursement to services has, as expected, been broadly neutral in the year.

Revenue from Over The Counter (OTC) medicines was up 2.4% with a particularly strong performance in the last quarter driven by the Change One Thing campaign

which boosted sales of smoking cessation products and vitamins in particular. Higher incidence of coughs and colds over the winter made up for the poor hayfever season last summer.

Beauty and Toiletries
Revenue in Beauty and Toiletries grew 2.4% to £2,105m.

In Beauty, revenue was up 7.9%, ahead of the market, showing the benefits of the investments made in new beauty halls and relaunching major own brands. Cosmetics revenue was up 8.4% including a 9.7% increase in premium brands aided by the 70 new premium accounts won in the year and good performance by No7, up 13.0% in the twelve months following relaunch, and 17, up 13.0% since relaunch.

Fragrance revenue was up 6.9% with the biggest ever week in the run up to Christmas when takings exceeded £50m.

Toiletries had its best year for three years with revenue up 2.2%. There was a particularly strong performance in Skincare, up 6.9% in the year and 11.0% in the final quarter, following the refreshing of the offer and the introduction of new illuminated shelving in store in January.

A successful promotional campaign over last summer pushed Sun revenue up 11.9% and kept Soltan as the market-leading brand. Personal care and hair care revenue was held back by competitive market conditions.

In total, revenue growth in Toiletries was in line with the wider market.

Revenue in Beauty and Toiletries was depressed by the weak performance in Electrical products which were down 12.7% with a sharp decline in sales of higher value personal care products, in particular hair straighteners.

Lifestyle
Revenue in the Lifestyle category was down 2.5% to £718m.

Baby revenue continued to show good growth, up 3.7%, benefiting from increased space and extended ranges in Childrenswear and Accessories. Also contributing to this performance was the launch of the Boots Parenting Club, an extension to the Advantage Card, which saw 600,000 members sign up, representing half of the target group of parents of the 1.2m children under two years old.

The food category, which was renamed Nutrition during the year, saw revenue fall 2.6% driven by the continued impact of the decline of Atkins diet related products. Revenue in the core lunchtime offer was marginally up.

Photo continued to gain market share as other operators exited the market. Digital sales increased by 26.8% and now account for 30% of photo revenue. Overall the photo market remains in decline and revenue was down 8.9%.

Trading Profit
Gross margin was down 20 basis points, in line with the planning assumption of broadly stable for the year. There has been continued investment in prices throughout the year and the cost of this has been all but offset by lower cost of goods, both through better buying and efficiencies within the manufacturing operation, and by favourable revenue mix.

Costs were up 6% in line with the planning assumption for the year. This increase is fully accounted for by the planned investment in improving the Health and Beauty offer in store, in opening new stores and in modernising the IT infrastructure. Underlying cost inflation, while significant, was fully offset by efficiencies.

Boots Opticians

Revenue (£m)	174
Total sales growth	-3.3%
Trading Loss (£m)	4
Trading Margin	-2.0%

Boots Opticians had a difficult first half as the business was integrated into

BTC. These were important changes for the future of the business but did create substantial disruption in the first half. The new management structure has started to bed in and performance in the second half was much stronger with revenue increasing by 4.4% and the business making a profit of £1 million.

Boots Retail International

Revenue (£m)	58
Total revenue growth	+20.1%
Comparable basis	+16.5%
Trading Loss (£m)	2
Trading Margin	-3.1%

Boots Retail International continues to make good progress with revenue growing 20.1% in the year and losses falling 77.8% to £1.8m.

New representation was achieved in the year with 71 and 90 new implants opened in Russia and Romania respectively. In the USA, Boots continues to work with Target and CVS and is now represented in over 100 stores. Customer feedback remains very favourable and discussions are on-going on further roll outs.

Agreement was reached in the year with M.H. Alshaya to open Boots stores in the Middle East. The first of these stores was opened today.

Building a Better Boots

The year has seen continued focus and investment in the five key business drivers underpinned by the drive to be more efficient.

Healthcare First - Dispensing represents the biggest part of the Boots healthcare offer and is where a significant part of investment in Building a Better Boots has been targeted. The investment has helped drive the business forward and for the first time in Boots' history, it dispensed over 100m items in a year; an achievement which it believes is a first for any company outside of the USA. The main drivers in this growth have been the Prescription Collection Service where a further half a million new customers were signed up and the care home business where 31 new or expanded dispensing facilities were built to serve this growing business.

43 new pharmacies were opened in Edge of Town stores under the deregulation of the Control of Entry requirements and Boots also began to open a chain of Midnight Pharmacies. The aim is to have 60 stores open until midnight by the end of December 2006 which will allow the majority of the UK population to get prescriptions dispensed outside normal hours within half an hour's drive time from home.

The roll out of the Smartscript system was completed in the year which gives Boots the only fully networked patient medical history system in the UK, automatically checking every prescription for unwanted drug interactions.

Boots carried out 10,000 Medicine Use Reviews in the final quarter, a tenfold rise on Q3 and 1,200 pharmacists are now trained to carry them out. The chlamydia testing service available in 200 London stores continues to prove successful with 14,500 people trusting Boots enough to visit a store and collect a test. Boots also continues to develop its own private pharmacy-led medical services. These utilise the pharmacist's expertise and Boots Independent Medical Agency Status to issue private prescriptions to help people look and feel better. The Boots Weight Loss Programme has already proved successful in this new category.

The good performance in OTC healthcare was partially driven by the Change One Thing campaign that ran in January. The campaign played to Boots strengths in healthcare, positioning Boots as expert advisors to people struggling with their New Year's resolutions. At its peak 500,000 people were attempting to give up smoking with Boots. Nicotine Replacement Therapies were up 23%.

The success of Change One Thing has been followed by the launch of the Boots Health Club. This will allow Boots to bring more of its healthcare expertise directly to customers while making it easier for them to choose Boots as their first and only choice for healthcare. The Club allows members to choose three

health topics from a list on which they then receive information via a magazine and emails as well as discounts on related products. The option to tailor the club is important as it helps deliver a personal health service to customers. The Club is open to all but is likely to be more attractive to the over 60s who will receive a 10% discount on any Boots brand product. The card is supported by a comprehensive online medical advisory resource through Boots.com and already over 500,000 have joined in the first three weeks.

Only at Boots - One of the biggest features of Only at Boots is the breadth of the beauty and toiletries offer ranging from a comprehensive selection of premium and mass market brands to products which are exclusive to Boots.

The continued success in the year of No7, 17 and Soltan helped demonstrate the power of this driver. The desire is to build this offer further. The brand heritage and customer trust in Boots means it can offer credible products in areas where Boots believes other retailers would struggle. There are over 70 scientists and technical specialists in Boots own development laboratories backed up by 1,500 volunteers who sit on consumer panels testing products. All this is supported by the expertise in Boots own manufacturing team and is why the 17 relaunch could be delivered in just nine months.

Looking forward, own label and exclusive products are a key point of differentiation and margin opportunity and more new and innovative products will be a feature of the year going forward.

Boots for Value - Good value is key to the competitive position of Boots and has always been about the combination of prices, promotions and the Advantage card.

The last year saw 700 prices cut while delivering a broadly flat gross margin and a further 1,000 prices were cut under the banner of Look & Feel Better for Less at the start of the 2006/07 financial year. This action has sharpened prices across a wider basket of goods and Boots believes it will help shift customer perception on Boots overall pricing position.

Promotions remain an important part of the Health and Beauty market and Boots will continue to offer a very competitive promotional programme as they help drive impulse purchases and volumes.

The final element of the Boots value proposition is the Advantage Card. The card remains one of the biggest and most generous schemes in the UK. It is top of its class in customer surveys with a satisfaction score of 82% and is more likely to be rated as excellent than the nearest supermarket card. An additional two million members joined in the year and there are now 15m active holders. 70% of revenue is linked to the card with holders spending two thirds more than non-holders on each visit on average.

The card has always been very popular with beauty customers and with the launch of the Health Club and the Parenting Club it is expected to extend its popularity across a much larger span of the Boots customer base. As well as broadening the appeal, these clubs will help the card to drive the same levers in health as it has in beauty over the last few years.

Right Stores Right Places - Boots has continued to increase its presence with 24 new stores opened in the year including seven on the Edge of Town and three healthcentres. One of the new stores opened was the Oxford Street store at Sedley Place in London. In just over a year the store has picked up numerous awards and is already in the top 20 of Boots stores for revenue.

New stores contributed 1.8% to revenue growth last year and stores opened in the last two years now account for 5% of non-pharmacy revenue.

Looking ahead Boots will continue to add new space and has already opened 10 of the 16 new stores planned for the current quarter with the majority of those on the Edge of Town. In the year as a whole the plan is to open slightly more stores than 2005/06 with a bigger focus on healthcentres.

The year ahead will also see Boots start to address the under investment in the smaller store portfolio, many of which have not had any money spent on them for between 10 and 20 years. The £70m programme will aim to bring the identified 700 stores up to scratch over two years. The work will focus on modernising dispensaries and installing consulting rooms where practicable as well as

improving the environment for customers and employees. The opportunity will also be taken to complete outstanding repairs and maintenance.

Expert Customer Care - One of Boots key strengths is its people and Expert Customer Care is aimed at enabling employees to deliver the expert customer care which helps customers form a lifelong relationship with Boots The Chemists.

Pharmacists are one of the most important groups within Boots because of the wealth of experience they have to share with customers. In the past there has been a tendency for them to be hidden away in the dispensaries checking prescriptions. In the 350 busiest pharmacies at Boots this is changing. Accuracy Checking Technicians are being introduced to take care of the more routine parts of dispensing, enabling pharmacists to spend more time out front advising customers. Boots believes this raising of the pharmacists role to being much more actively involved in preventative healthcare explains why 65% of all pharmacy graduates applied to join Boots in 2005/06, up from 45% the year before. The retention rate for newly qualified pharmacists improved by 11% to 84%.

Driving Efficiency - Boots has achieved much in recent years in the drive to make it a more efficient business. Cost inflation in the year was offset through the delivery of £70m of cost savings with the major contributions coming from improved back shop operations and Head Office savings.

Boots has also been to the fore in using good environmental practice to help drive efficiency. Through ensuring that as many items as possible are reused, Boots recycles over half the waste it produces which equates to an annual saving on waste disposal of over £3m. Also through the self supply of power to the Beeston site from its own power station, Boots meets virtually all its main site energy needs which is estimated to have saved £1m in the year as well as reducing carbon dioxide output by around 3,500 tonnes.

Looking ahead, having done much to reduce obvious costs from the business, it is recognised that future savings are becoming harder to find. That is why the investment of £140m to fully centralise the supply chain operation and £40m to restructure the IT support in the company were announced in the final quarter of the year. Together these investments are expected to remove £60m of annual structural costs by 2010/11.

Boots Healthcare International (BHI)

The BHI business was successfully sold in the final quarter with Boots Group receiving £1.93bn from Reckitt Benckiser.

On 24 February £1.43bn of these proceeds were returned to shareholders through a special dividend of 200p per share. This was accompanied by a share consolidation of 58 to 39 to maintain comparability of the share price and Earnings Per Share.

BHI contributed a trading profit of £85m in the 10 months to 31 January 2006. This represented 46% growth over the profit earned in the same period last year.

Dividend

A final dividend of 21p per share is recommended, bringing the dividend for the year to 30.1p per share, excluding the special dividend, the same level as last year.

On completion of the proposed merger with Alliance UniChem, Boots intends to pay a dividend in respect of the period elapsed since the end of the financial year, based on the current dividend policy and is expected to be declared prior to the merger becoming effective.

Sale and Leaseback

A successful sale and leaseback transaction of 312 stores raised £298m. The stores were mainly freehold High Street shops in small towns and represented around a third of Boots freehold portfolio by value.

The profit on the transaction was £150m with no tax payable and the proceeds were used to reduce debt. The deal was earnings neutral.

Cash Flow and Financing

The IFRS cash flow shown on page 14 includes BHI trading and the disposal. To give a clearer view of cash generation in the continuing business the following table is provided:

For the year ended 31 March	2006 £m	2005 £m
Trading profit from continuing operations (before finance costs)	336	407
Movement in working capital	31	(109)
Capital Expenditure	(181)	(276)
Depreciation	175	150
Taxation and other items	(94)	(83)
Net after-tax cash flow from continuing operations	267	89
Net after-tax operating cashflow from discontinued operations	58	28
Net disposal proceeds on sale of BHI	1,855	-
Net disposal proceeds on Sale and Leaseback	298	-
Net financing costs	(20)	(22)
Special dividend	(1,426)	-
Dividend	(214)	(226)
Repurchase of shares	(50)	(303)
Other movements	(27)	(34)
Movement in net debt	741	(468)
Year end net cash/ (debt)	100	(641)
BTC year end stock cover (weeks)	10	11

The reduction in stock holding together with better management of trading terms has reduced working capital by £31 million in the year despite the upward pressure from new stores and the increase in the mix of higher value pharmacy and beauty products.

The cash flow for the year underlines both the effective management of cash resources and the cash generative nature of the business.

£50m of cash was returned to shareholders in H1 to complete the first £350m tranche of the buyback programme. There will be no further purchase of shares in the market for the foreseeable future.

Proposed Merger with Alliance UniChem

Preparations for the proposed merger are well advanced and the parties intend to commence the formal process for effecting the merger shortly. Boots expects that all outstanding pre-conditions and conditions will be satisfied to enable the merger to become effective on 31 July 2006.

The parties intend to effect the merger by a scheme of arrangement.

The merger will create an international pharmacy-led health and beauty group with combined revenue of more than £13bn. What it offers Boots is clear. It will achieve a step change in its presence in the UK pharmacy market and help build on all the work done under the Healthcare First and Right Stores Right Places drivers. The expanded store portfolio will also offer greater opportunities for the Only at Boots work as well as helping extend the reach of the Advantage Card and the associated Health Club. The opportunities for cost savings will also help drive efficiency to allow the business to compete more effectively.

The merger will also significantly strengthen pan-European buying, giving the business a platform for successful international growth.

No guidance on trading outlook is in the public domain due to the proposed merger and Boots being in an offer period.

Next update
Boots will provide an update on Q1 trading in early July.

This announcement does not constitute an offer, or form part of, any offer for, or any solicitation of any offer for, or an offer to sell, securities in any jurisdiction. Any response to the proposed merger should be made only on the basis of the information to be contained in the prospectus relating thereto.

BOOTS GROUP PLC
PRELIMINARY RESULTS

GROUP INCOME STATEMENT
FOR THE YEAR ENDED 31 MARCH 2006

	Notes	2006 £m	2005-a £m
Continuing operations			
Revenue	3	5,027.4	4,935.5
Cost of sales		(2,782.8)	(2,809.2)
Gross profit		2,244.6	2,126.3
Selling, distribution & store costs		(1,714.2)	(1,514.0)
Administrative costs		(221.8)	(204.8)
Other operating income		160.1	4.9
Other operating expenses		(99.5)	(11.5)
Group operating profit before finance costs	4	369.2	400.9
Financial income	5	186.8	153.3
Financial expenses	5	(207.1)	(194.2)
Net finance costs		(20.3)	(40.9)
Profit before taxation		348.9	360.0
Income tax expense	6	(44.5)	(105.0)
Profit after taxation from continuing operations		304.4	255.0
Profit from discontinued operations- b	4, 9	1,469.3	11.4
Profit for the year		1,773.7	266.4
Attributable to:			
Equity holders of the parent		1,773.7	265.9
Minority interest- c		-	0.5
		1,773.7	266.4
Earnings per ordinary share			
Basic - Total	8	259.2p	35.9p
Diluted Total	8	258.9p	35.9p
Basic - Continuing	8	44.5p	34.4p
Diluted Continuing	8	44.4p	34.4p

a- Restated for reclassification of Boots Healthcare International to discontinued operations.

b- Discontinued operations includes BHI, LASIK, Dentistry, Chiropody, Laser Hair Removal, Portland Ceramics, the Handbag Joint Venture and the part of Boots Manufacturing sold to Reckitt Benckiser on 31 January 2006.
c- Minority interests all relate to discontinued operations.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 MARCH 2006

	2006 £m	2005-a £m
Foreign exchange translation differences	8.7	1.4
Foreign exchange differences recycled on the disposal of BHI	(12.3)	-
Actuarial (loss)/ gain on defined benefit pension schemes- b	(54.3)	11.4
Effective portion of changes in fair value of cash flow hedges	-	0.3
Net income recognised directly in equity	(57.9)	13.1
Profit for the year	1,773.7	266.4
Total recognised income and expense for the year	1,715.8	279.5
Attributable to:		
Equity holders of the parent	1,715.8	279.0
Minority interest	-	0.5
Total recognised income and expense for the year	1,715.8	279.5

a- Restated for reclassification of Boots Healthcare International into discontinued operations.
b- Actuarial (loss)/ gain on defined benefit pension schemes are net of tax of £23.1m (2005 £(4.8)m).

GROUP BALANCE SHEET 31 MARCH 2006

	Notes	2006 £m	2005 £m
ASSETS			
Non-current assets			
Goodwill		-	0.4
Other intangible assets		146.8	441.8
Property, plant & equipment		1,267.9	1,452.4
Other receivables		34.4	58.6
Deferred tax assets		54.7	65.4
Total non-current assets		1,503.8	2,018.6
Current assets			
Inventories		594.4	713.6
Trade and other receivables		462.0	522.2
Current tax asset		13.5	11.5
Available for sale assets		0.2	0.2
Cash and cash equivalents		856.0	128.7
Non-current assets held for sale		1.2	0.7
Total current assets		1,927.3	1,376.9
Total assets		3,431.1	3,395.5
LIABILITES			
Current liabilities			

	Note		
Short term borrowings and overdrafts		(183.1)	(183.8)
Current tax liability		(56.2)	(95.1)
Trade and other payables		(633.1)	(658.9)
Provisions		(62.1)	(11.7)
Total current liabilities		(934.5)	(949.5)
Non-current liabilities			
Borrowings		(574.9)	(587.1)
Other payables		(30.0)	(50.9)
Non current tax liability		(0.3)	(0.6)
Deferred tax liabilities		(96.5)	(136.6)
Retirement benefit obligations	10	(56.2)	(37.6)
Provisions		(87.2)	(12.3)
Total non-current liabilities		(845.1)	(825.1)
Total liabilities		(1,779.6)	(1,774.6)
NET ASSETS		1,651.5	1,620.9
EQUITY			
Called up share capital		180.6	182.6
Share premium account		2.3	2.3
Capital redemption reserve		28.6	26.5
Fair value reserve		0.1	0.1
Translation reserve		(2.1)	1.4
Merger reserve		310.8	310.8
Retained profit		1,131.2	1,096.1
Equity shareholders' funds		1,651.5	1,619.8
Equity minority interests		-	1.1
TOTAL EQUITY		1,651.5	1,620.9

GROUP CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2006

	2006 £m	2005-a £m
Cash flows from operating activities		
Profit for the year	1,773.7	266.4
Less discontinued operations	(67.2)	(11.4)
Profit for the year - continuing operations	1,706.5	255.0
Profit on sale of business	(1,402.1)	-
Depreciation, amortisation and impairments	185.5	154.1
(Profit)/loss on disposal of property, plant and equipment and share scheme changes	(171.1)	6.6
Foreign exchange gain	(0.4)	(3.9)
Other non-cash movements	(2.5)	-
Interest expense	20.3	40.9
Income tax expense	44.5	105.0
Operating profit before changes in working capital and provisions	380.7	557.7
Increase in trade and other receivables	(27.5)	(35.5)
Decrease/(increase) in inventories	64.9	(30.4)
Increase/(decrease) in trade and other payables	23.2	(43.4)
Increase in provisions and employee benefits	59.5	23.9
Cash generated from operations	500.8	472.3
Income taxes paid	(68.5)	(117.0)
Net cash from operating activities - continuing operations	432.3	355.3

Cash flows from investing activities		
Acquisition of subsidiaries	-	(5.0)
Disposal of subsidiaries	-	2.0
Acquisition of property, plant and equipment and intangible assets	(181.1)	(276.5)
Proceeds from sale of property, plant and equipment and intangible assets	308.3	10.1
Interest received	21.1	12.4
Net cash used in investing activities - continuing operations	148.3	(257.0)
Cash flows from financing activities		
Proceeds from issue of share capital	-	2.1
Repayment of borrowings	0.8	293.3
Interest paid	(41.1)	(33.6)
Payment of finance lease liabilities	(11.7)	(16.8)
(Purchase)/disposal of own shares	(0.1)	7.7
Repurchase of shares	(50.0)	(303.3)
Dividends paid	(1,640.3)	(225.1)
Net cash used in financing activities - continuing operations	(1,742.4)	(275.7)
Net cash inflow from discontinued operations	38.8	20.0
Cash flows arising on sale of business- c	1,854.5	-
Net increase/(decrease) in cash and cash equivalents	731.5	(157.4)

a- Restated for reclassification of Boots Healthcare International into discontinued operations.
b- During the year ended 31 March 2006, discontinued operations had cash inflows from operating activities of £67.3m (2005 £44.8m), cash outflows from investing activities of £7.2m (2005 £22.5m) and cash outflows from financing activities of £21.3m (2005 £2.3m).
c- Consideration received of £1.926bn less costs of disposal paid of £71.5m.

Notes

1. Basis of preparation

The attached extracts from the preliminary full year financial statements have been prepared following the adoption of International Financial Reporting Standards (IFRS). Full details of the IFRS restatements can be found on the company's web site.

2. Group statement of changes in equity

	2006 £m	2005 £m
Total recognised income and expense for the year	1,715.8	279.5
Dividends	(1,640.3)	(225.1)
Dividends to minority interest	-	(0.6)
Net share capital issued (net of expenses)	-	2.0
Repurchase of shares	(50.0)	(300.0)
"Share Based Payment" share scheme awards	5.3	5.8
Disposal of own shares	(0.2)	7.7
Net increase in shareholders' funds	30.6	(230.7)
Opening shareholders' funds	1,620.9	1,851.6
Closing shareholders' funds	1,651.5	1,620.9

3. Revenue by business segment

	2006 £m	2005 £m
Boots The Chemists	4,732.0	4,651.1
Boots Opticians	174.3	180.3
	4,906.3	4,831.4
Boots Retail International- a	56.3	46.4
Group and Other- b	64.8	57.7
Continuing operations	5,027.4	4,935.5
Boots Healthcare International- c	430.9	494.2
Other discontinued operations- d	12.9	41.0
Discontinued operations	443.8	535.2
Total revenue	5,471.2	5,470.7

a- Boots Retail International excludes inter-segmental sales of £1.6m (2005 £1.9m) to Boots The Chemists.
b- Group and other includes Boots Manufacturing third party sales of £60.1m (2005 £55.2m).
c- Boots Healthcare International also made inter-segmental sales of £48.4m (2005 £28.5m).
d- Other discontinued operations include Portland Ceramics and the part of Boots Manufacturing sold to Reckitt Benckiser (2005 LASIK, Dentistry, Chiropody, Laser Hair Removal and the Handbag Joint Venture).

4. Profit for the period

For the year ended 31 March 2006

	Continuing operations					Discontinued operations			
	BTC	BOL	BRI	Group & Other	Total	BHI	Other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading profit- a	388.4	(3.5)	(1.8)	(47.2)	335.9	85.2	(0.3)	84.9	
Profit/ (loss) on sale of other assets- b	-	(0.3)	(0.6)	8.4	7.5	(0.3)	-	(0.3)	
Depreciation on disposal group assets	-	-	-	-	-	5.2	-	5.2	
Profit on sale and leaseback- c	(13.6)	-	-	163.6	150.0	-	-	-	
Supply chain reconfiguration- d	(57.1)	-	-	3.0	(54.1)	-	-	-	
IT infrastructure- e	-	-	-	(37.1)	(37.1)	-	-	-	
Store refurbishment- f	(31.0)	(2.0)	-	-	(33.0)	-	-	-	
Operating profit	286.7	(5.8)	(2.4)	90.7	369.2	90.1	(0.3)	89.8	
Net financing									

	Continuing Total	Discontinued Total	Total
(costs)/ income	(20.3)	0.1	
Profit before tax	348.9	89.9	
Income tax expense- g	(44.5)	(22.7)	
Profit after tax	304.4	67.2	
Profit on disposal of discontinued operations	-	1,370.7	
Attributable tax credit		31.4	
Profit for the year	304.4	1,469.3	1,773.7

For the year ended 31 March 2005

	Continuing operations					Discontinued operations			
	BTC	BOL	BRI	Group & Other	Total	BHI	Other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading profit- a	459.0	2.8	(8.1)	(46.2)	407.5	84.7	(6.5)	78.2	
Loss on sale of PPE	-	-	-	(6.6)	(6.6)	-	-	-	
Profit on sale of brand	-	-	-	-	-	7.3	-	7.3	
Closure provision	-	-	-	-	-	-	(5.4)	(5.4)	
Operating profit	459.0	2.8	(8.1)	(52.8)	400.9	92.0	(11.9)	80.1	
Net financing costs					(40.9)			(0.9)	
Share of Joint Venture					-			(0.6)	
Profit before tax					360.0			78.6	
Income tax expense- h					(105.0)			(31.3)	
Profit after tax					255.0			47.3	
Profit/ (loss)on disposal of discontinued operations					-			(51.3)	
Attributable tax credit					-			15.4	
Profit for the year					255.0			11.4	266.4

a- Trading profit is used to measure ongoing operational performance. It is defined as profit before financing costs, excluding items the Directors deem one-off or unusual, and profits/ losses on the disposal of non-current assets.
b- Profit/ (loss) on sale of Property, Plant and Equipment (including the factory at Airdrie) and Intangible Fixed Assets.
c- Profit on sale and leaseback of 312 stores in July 2005.
d- Supply chain reconfiguration costs are those relating to the centralisation and automation programme announced on 14 March 2006.
e- Costs associated with fundamentally restructuring contractual arrangements with third party providers.
f- Costs associated with the historic obligations under leases encompassed in the store investment programme announced on 14 March 2006.
g- The taxation impact of the non- trading profit items, excluding financing costs, is £39m credit on continuing operations and £nil on discontinued operations.
h- The taxation impact of the non- trading profit items, excluding financing costs, is £1.8m credit on continuing operations and £1.2m credit on discontinued operations.

5. Financial income and expenses

	2006			2005		
	Financing interest	Pension interest	Total	Financing interest	Pension interest	Total
	£m	£m	£m	£m	£m	£m

Interest receivable and similar income	23.5	-	23.5	11.3	-	11.3
Expected return on pension scheme assets	-	163.3	163.3	-	142.0	142.0
Total Financial Income	23.5	163.3	186.8	11.3	142.0	153.3
Interest payable and similar charges	(40.4)	-	(40.4)	(35.2)	-	(35.2)
Interest on pension scheme liabilities	-	(166.7)	(166.7)	-	(159.0)	(159.0)
Total Financial Expense	(40.4)	(166.7)	(207.1)	(35.2)	(159.0)	(194.2)
Net Finance Costs	(16.9)	(3.4)	(20.3)	(23.9)	(17.0)	(40.9)

6. Taxation

Taxation has been provided at an effective rate of 12.8% (2005 29.2%). The taxation rate is low because the profit arising on the sale and leaseback transaction is tax-free due to the offset of capital losses previously unrecognised for deferred tax, and the release of a deferred tax liability relating to revalued property which, following the sale and leaseback transaction, is no longer required. The effective tax rate on group operating profit before other operating income and expenses and before prior year tax items is 31%.

7. Dividends

Dividends paid during the period were £1,640.3m (2005 £225.1m). This includes a special dividend of 200p per share (£1,425.9m) paid on 24 February 2006 from the proceeds of the sale of BHI.

After the balance sheet date, the directors have declared a final dividend of 21p per share (2005 21p per share). In accordance with the requirements of IFRS this dividend has not been provided for.

The final dividend, which amounts to £100.7m (2005 £150.1m), will be paid on 4 August 2006 to shareholders on the register on 2 June 2006. The shares will be quoted ex dividend on 31 May 2006. Members of the Boots Share Account and Crest Members will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 7 July 2006 if they are to apply to this dividend.

8. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to equity shareholders by the weighted average number of shares in issue during the year, excluding those held by various employee share ownership trusts.

Diluted earnings per share adjusts the weighted average number of shares assuming all share options granted to employees under the employee savings related scheme and Executive Share Options Schemes are exercised.

Number of shares	2006 m	2005 m
Weighted average number of shares used in basic earnings per share calculation	684.2	739.8
Dilutive effect of options	0.9	1.1
Weighted average number of shares used in diluted earnings per share calculation	685.1	740.9

Earnings	2006 £m	2005 £m
Earnings for adjusted basic and diluted earnings per share calculation - total	1,773.7	265.9
Earnings for adjusted basic and diluted earnings per share calculation - continuing	304.4	255.0
Earnings for adjusted basic and diluted earnings per share calculation - discontinued	1,469.3	10.9
Earnings for adjusted basic and diluted earnings per share calculation - continuing trading profit	232.1	259.8

Reconciliation of continuing profit after tax to trading continuing profit after tax	2006 £m	2005 £m
Profit after tax for continuing operations	304.4	255.0
Add:		
Profit on sale and leaseback	(150.0)	-
Store friendly supply chain costs	54.1	-
IT restructuring	37.1	-
Store refurbishment costs	33.0	-
Profit/ (loss) on sale of Property, Plant and Equipment including Airdrie	(7.5)	6.6
Attributable income tax credit	(39.0)	(1.8)
Trading profit after tax from continuing operations	232.1	259.8

Earnings per share	2006 Basic	2005 Basic	2006 Diluted	2005 Diluted
Total EPS	259.2p	35.9p	258.9p	35.9p
Discontinued EPS	214.7p	1.5p	214.5p	1.5p
Continuing EPS	44.5p	34.4p	44.4p	34.4p
Continued trading profit EPS	33.9p	35.1p	33.9p	35.1p

9. Discontinued operations

The sale of Boots Healthcare International (BHI) to Reckitt Benckiser for £1.926bn was completed on 31 January 2006. In the period April 2005 to January 2006 when BHI was part of the Boots Group, it traded very successfully with like for like sales growth of 8.3% and a trading profit of £85.2m, a growth of 46.4%. After tax this results in a profit of £67.2m.

The net profit on the disposal of BHI is £1,402.1m. The disposal of BHI was largely tax free due to the substantial shareholdings exemption and the utilisation of capital losses previously not recognised for deferred tax. Included within the net profit on disposal is a tax credit of £31.4m, which mainly relates to tax relief due on costs associated with the disposal.

10. Pensions

The principal UK pension scheme is Boots Pension Scheme. The independent scheme actuary carried out the latest full valuation of the scheme as at 1 April 2004.

The group also operates defined benefit plans for a number of overseas schemes. Although no formal valuation has been performed in respect of the main Boots Pension Scheme at 31 March 2006, the independent scheme actuary has estimated

the pension deficit at this date. Accordingly the overall deficit for all defined benefit schemes has increased to £56.2m (2005 £37.6m)

11. Boots The Chemists Store Portfolio

	2006	2005
Number of stores:		
Destination	338	328
Local destination	464	464
Community chemist	505	505
Work convenience	150	156
Other	7	6
	1,464	1,459
Number of pharmacies	1,325	1,285
Number of Edge of Town (EOT) stores	119	112
Store area (m2) - period end	684,161	673,748
Store area (m2) - period average	681,211	658,415

12. Other information

A summary of the full year report will be published on 22 June 2006. Copies of the summary or of this report will be available at 'www.boots-plc.com' or from The Secretary, Boots Group PLC, Nottingham NG2 3AA.

There will be a live audiocast of the presentation to analysts at 09.00 hours BST on Thursday 18 May 2006. The slide presentation will be available from 10.30 hours BST on the same day. Both can be accessed from the Investor Information page at 'www.boots-plc.com'.

The preliminary figures for the financial year ended 31 March 2006 together with the corresponding amounts for 2005 are not the statutory accounts of the company for these financial years. Statutory accounts for the previous year have been delivered to the Registrar of Companies, whereas those for the financial year ended 31 March 2006 will be delivered to the Registrar of Companies in July 2006. The auditors have reported on the statutory accounts for both financial years; these reports were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The full report and accounts to which the auditors have issued an unqualified report or the summary financial statement will be posted to shareholders by Thursday 22 June 2006. Copies will be available from The Secretary, Boots Group PLC, 1 Thane Road West, Nottingham, NG2 3AA.

The annual general meeting will be held at The Albert Hall, North Circus Street, off Derby Road, Nottingham NG1 5AA at 11.00 hours on Thursday 20 July 2006.

Issued by Boots Group PLC

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:35 18-May-06
Number	1946D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	18 May 2006
Date of dealing	17 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

17 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
52,479	GBP 15.68	GBP 15.63
Total number of securities sold	**Highest price received**	**Lowest price received**
53,896	GBP 15.68	GBP 15.64

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

varying etc.		per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
6,561	GBP 2.99	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
44,790	GBP 2.99	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/05/2006
Contact name	Alasdair Coutts-Britton

Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Body Shop International PLC
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
33,412	GBP 9.23	GBP 9.20
Total number of securities sold	**Highest price received**	**Lowest price received**
34,820	GBP 9.23	GBP 9.16

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			1,700GBP 9.17
SHORT CFDLONG			1,600GBP 9.17

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			3,300GBP 9.17

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the	Common

dealings being disclosed relate

Date of dealing 17/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,757,464	GBP 7.29	GBP 7.20
Total number of securities sold	**Highest price received**	**Lowest price received**
1,760,217	GBP 7.31	GBP 7.22

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

Company	Goldman Sachs International
TIDM	
Headline	EPT Disclosure
Released	11:42 18-May-06
Number	1953D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
242641	7.2625 GBP	7.2459 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
248678	7.2899 GBP	7.2526 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	9732	7.2422 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**18 May 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:03 18-May-06
Number	1982D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**17 MAY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
797,014	7.32 GBP	7.205 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
449,233	7.29 GBP	7.20 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	100	7.25 GBP
CFD	LONG	345,727	7.28 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**18 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close




Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:11 18-May-06
Number	1989D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
190,010	7.2900	7.2050

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
92,149	7.2700	7.2077

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	90	7.2267
CFD	Long	166	7.2267
CFD	Long	47	7.2267
CFD	Long	88	7.2267
CFD	Short	3491	7.2627
CFD	Short	8891	7.2627
CFD	Short	790	7.2627
CFD	Short	88753	7.2547

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	18 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

distribution apply.

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.1- Boots Group Plc
Released	13:16 18-May-06
Number	2061D

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**17 May 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	2,047,066 (0.421%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	2,047,066 (0.421%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	312311	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**18 May 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which associated	**BOOTS GROUP PLC**
Specify category and nature of associate status (Note 10)	**Advisor**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group)
Released	14:34 18-May-06
Number	2134D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	17/05/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	29,628,771	6.100%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	725.309p
Purchase	1,377	723.500p
Purchase	2,932	727.500p
Purchase	150,000	728.000p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	18/05/06
Contact name	Ian Chappell

Telephone number 020 7658 7941

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:34 17-May-06
Number	1159D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	17 May 2006
Date of dealing	16 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

16 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
36,210	GBP 15.65	GBP 15.63
Total number of securities sold	**Highest price received**	**Lowest price received**
35,719	GBP 15.66	GBP 15.63

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,895	GBP 3.00	GBP 2.98

Total number of securities sold	Highest price received	Lowest price received
19,544	GBP 3.00	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/05/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
58,652	GBP 9.41	GBP 9.29

Total number of securities sold	Highest price received	Lowest price received
51,165	GBP 9.39	GBP 9.31

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			3,300GBP 9.17

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,961,012	GBP 7.42	GBP 7.27
Total number of securities sold	Highest price received	Lowest price received
2,937,174	GBP 7.43	GBP 7.34

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			4,300GBP 7.36

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:39 17-May-06
Number	1170D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**16 MAY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
455,321	**7.42 GBP**	**7.325 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
806,182	**7.42 GBP**	**7.335 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**SHORT**	**250,000**	**7.3448 GBP**
CFD	**SHORT**	**5,200**	**7.354919 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**17 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group plc
Released	11:40 17-May-06
Number	PRNUK-1705

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	16-May-06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,360,399	1.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,360,399	1.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	965,000	7.37730GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17-May-06
Contact name	Lara Shitta-Bey
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close



Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:44 17-May-06
Number	1177D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	16 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,897,665	3.68%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,897,665	3.68%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	34,600	GBP 7.3375
Sale	46,400	GBP 7.375
Purchase	700	GBP 7.4

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 May 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- BOOTS GROUP PLC
Released	12:10 17-May-06
Number	1215D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	16 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,180,594	1.272%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,180,594	1.272%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	6,261	GBP7.337500
PURCHASE	6,261	GBP7.337500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 MAY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close



Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:12 17-May-06
Number	1217D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
304,709	7.4200	7.3000

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
306,145	7.4150	7.3300

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	112	7.345
CFD	Long	209	7.345
CFD	Long	66	7.345
CFD	Long	124	7.345
CFD	Short	8745	7.3605
CFD	Short	22275	7.3605
CFD	Short	1980	7.3605
CFD	Long	65860	7.3673
CFD	Long	27685	7.3838
CFD	Short	11803	7.3719

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	17 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:24 17-May-06
Number	1260D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**16 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
223068	7.4009 GBP	7.3346 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
353436	7.4106 GBP	7.2999 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	963	7.3618 GBP
CFD	Short	34500	7.4076 GBP
CFD	Short	5500	7.4076 GBP
CFD	Short	43000	7.4076 GBP
CFD	Short	13500	7.4076 GBP
CFD	Short	3500	7.4076 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of securities	Exercise	Type, e.g.	Expiry	Opti

e.g. call option	purchasing, varying etc.	to which the option relates (Note 5)	price	American, European etc.	date	paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:21 17-May-06
Number	1320D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	16/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11675238	2.40371		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11675238	2.40371	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	982	7.35
SELL	3200	7.39

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	17/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:28 17-May-06
Number	1413D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**16/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	28,474,462	5.862%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	835,000	734.602p
Sale	7,691	738.161p
Purchase	1,000,000	740.450p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 17/05/06

Contact name Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	10:46 16-May-06
Number	0365D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	15 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,528,423	7.285 GBP	7.16 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
809,865	7.285 GBP	7.155 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	150,000	7.2291 GBP
CFD	LONG	657,210	7.2328 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**16 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:13 16-May-06
Number	0394D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	16 May 2006
Date of dealing	15 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

15 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	15/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
20,973	GBP 15.69	GBP 15.63
Total number of securities sold	**Highest price received**	**Lowest price received**
53,936	GBP 15.70	GBP 15.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	15/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
185,211	GBP 2.99	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
190,738	GBP 2.98	GBP 2.95

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	15/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
14,553	GBP 9.13	GBP 9.09
Total number of securities sold	**Highest price received**	**Lowest price received**
14,421	GBP 9.11	GBP 9.09

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	15/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,389,911	GBP 7.27	GBP 7.16
Total number of securities sold	**Highest price received**	**Lowest price received**
2,390,177	GBP 7.28	GBP 7.22

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SWAP	Short	950	7.24

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:55 16-May-06
Number	0457D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
549,963	7.2850	7.1550

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
1,453,466	7.2650	7.1750

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	1,282	7.228
CFD	Short	2,382	7.228
CFD	Short	240,267	7.2373
CFD	Short	611,998	7.2373
CFD	Short	54,399	7.2373
CFD	Short	27,080	7.2428
CFD	Long	35,091	7.2432

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product	**Writing,**	**Number of**	**ExerciseType, e.g.**	**Expiry**	**Option**

name, e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price (GBP)	American, European etc.	date	money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	16 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure - Replacement
Released	12:03 16-May-06
Number	0461D

This announcement amends the EPT disclosure which was released 15th May 2006 at 11.20 am. under RNS number 9647C. The number of BOC Group plc common shares purchased has been amended. All other details remain unchanged.

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	16 May 2006
Date of dealing	12 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

12 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
115,374	GBP 15.68	GBP 15.66

Total number of securities sold	**Highest price received**	**Lowest price received**
112,123	GBP 15.68	GBP 15.67

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
6,251	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money
	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected | Body Shop International PLC
Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
264,749	GBP 9.18	GBP 9.06
Total number of securities sold	**Highest price received**	**Lowest price received**
259,839	GBP 9.18	GBP 9.06

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,214,104	GBP 7.26	GBP 7.16
Total number of securities sold	**Highest price received**	**Lowest price received**
1,202,430	GBP 7.27	GBP 7.16

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:12 16-May-06
Number	0471D

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**15 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
154007	**7.2887 GBP**	**7.2346 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
33580	**7.225 GBP**	**7.1656 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**28000**	**7.1642 GBP**
CFD	**Long**	**2000**	**7.1642 GBP**
CFD	**Short**	**5162**	**7.2232 GBP**
CFD	**Short**	**17250**	**7.1978 GBP**
CFD	**Short**	**2750**	**7.1978 GBP**
CFD	**Short**	**21500**	**7.1978 GBP**
CFD	**Short**	**6750**	**7.1978 GBP**
CFD	**Short**	**1750**	**7.1978 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	16 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group PLC
Released	12:26 16-May-06
Number	0484D

RNS Number:0484D
Newton Investment Management Ltd
16 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	15 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,277,627	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,277,627	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,400	7.245

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16 May 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:28 16-May-06
Number	0631D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**15/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	26,647,153	5.486%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,310,000	725.000p
Purchase	1,000,000	723.750p
Sale	682	724.000p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	16/05/06
Contact name	Albion Onojobi

Telephone number | 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:50 15-May-06
Number	9578C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
389099	**7.2627 GBP**	**7.1675 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
577719	**7.2469 GBP**	**7.1864 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**5523**	**7.2248 GBP**
CFD	**Long**	**2500**	**7.2248 GBP**
CFD	**Long**	**2600**	**7.2248 GBP**
CFD	**Long**	**1200**	**7.2248 GBP**
CFD	**Long**	**600**	**7.2248 GBP**
CFD	**Long**	**200**	**7.2248 GBP**
CFD	**Long**	**100**	**7.2248 GBP**
CFD	**Long**	**100**	**7.2248 GBP**
CFD	**Long**	**100**	**7.2248 GBP**
CFD	**Long**	**200**	**7.2248 GBP**
CFD	**Long**	**100**	**7.2248 GBP**
CFD	**Long**	**200**	**7.2248 GBP**
CFD	**Long**	**100**	**7.2248 GBP**

CFD	Long	100	7.2248 GBP
CFD	Long	100	7.2248 GBP
CFD	Long	100	7.2248 GBP
CFD	Long	200	7.2248 GBP
CFD	Long	100	7.2248 GBP
CFD	Long	77	7.2248 GBP
CFD	Long	766	7.2467 GBP
CFD	Short	25000	7.1864 GBP
CFD	Short	51750	7.1868 GBP
CFD	Short	8250	7.1868 GBP
CFD	Short	64500	7.1868 GBP
CFD	Short	20250	7.1868 GBP
CFD	Short	5250	7.1868 GBP
CFD	Short	5000	7.2328 GBP
CFD	Short	2549	7.2241 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	10:51 15-May-06
Number	9573C

RNS Number:9573C
Credit Suisse Asset Management Ltd
15 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	COMM STK PAR GBp 37.179
Date of dealing	12 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,948,474	(1.22%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,948,474	(1.22%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: CONVERTIBLE BOND	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

SALE	771,000	7.2470 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 MAY 2006
Contact name	MELISSA LING
Telephone number	020 7426 2800
If a connected EFM, name of offeree/offeror with which connected	ALLIANCE UNICHEM PLC
If a connected EFM, state nature of connection (Note 10)	EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A CONNECTED ADIVSOR TO THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:12 15-May-06
Number	9638C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	12 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
985,255	7.275 GBP	7.155 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
403,389	7.285 GBP	7.16 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	5,300	7.235 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**15 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 15-May-06
Number	9647C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	15 May 2006
Date of dealing	12 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

12 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
113,199	GBP 15.68	GBP 15.66

Total number of securities sold	Highest price received	Lowest price received
112,123	GBP 15.68	GBP 15.67

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
6,251	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
264,749	GBP 9.18	GBP 9.06

Total number of securities sold	Highest price received	Lowest price received
259,839	GBP 9.18	GBP 9.06

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid

1,214,104	GBP 7.26	GBP 7.16
Total number of securities sold	**Highest price received**	**Lowest price received**
1,202,430	GBP 7.27	GBP 7.16

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:25 15-May-06
Number	9652C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
99,419	7.2650	7.1950

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
221,881	7.2800	7.1550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	38,396	7.1939
CFD	Short	97,800	7.1939
CFD	Short	8,693	7.1939
CFD	Short	49,783	7.2309

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price (GBP)**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)		(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	15 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Goldman Sachs & Co.
TIDM	
Headline	Rule 8.1- (Boots Group Plc)
Released	12:14 15-May-06
Number	9693C

Late Disclosure

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs & Co**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**11 May 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**695**	**(0.00%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**695**	**(0.00%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	153 (ADRs)	13.6500 USD
Purchase	854 (ADRs)	13.9500 USD
Sale	153 (ADRs)	13.6500 USD
Sale	454 (ADRs)	13.9500 USD

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry Date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**15 May 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which associated	**Boots Company Plc**
Specify category and nature of associate status (Note 10)	**Advisor**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Goldman Sachs & Co.
TIDM	
Headline	Rule8.1-Boots Group Plc-Amend
Released	12:29 15-May-06
Number	9699C

FORM 8.1

Amendment - This disclosure replaces the disclosure made on 15 May 2006 for trading of 12 May 2006 released under RNS number 9639C at 11:22. The number of relevant securities previously disclosed, zero shares, has been updated to number of relevant securities 295 shares.

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs & Co
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	12 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	295	(0.00%)	-
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	295	(0.00%)	-

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number

(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	400 (ADRs)	13.9500 USD

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry Date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicablle)**

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**15 May 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which associated	**Boots Company Plc**
Specify category and nature of associate status (Note 10)	**Advisor**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:53 15-May-06
Number	9857C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	12/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11677456	2.40417		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11677456	2.40417	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	3705	7.25

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	15/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Boots Group
Released	14:55 15-May-06
Number	9858C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.37179482**
Date of dealing	**12/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,898,401	1.0085		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,898,401	1.0085		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	8,895	7.1675GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15/05/06
Contact name	Nicola Miller

Telephone number	020 7818 6750
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group)
Released	15:09 15-May-06
Number	9875C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	12/05/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,337,835	5.011%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

Which includes an in-specie transfer out of 121,522 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	97,237	716.101p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	15/05/06
Contact name	Ian Chappell

Telephone number 020 7658 7641

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:04 12-May-06
Number	8810C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	12 May 2006
Date of dealing	11 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

11 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
114,164	GBP 15.68	GBP 15.66

Total number of securities sold	Highest price received	Lowest price received
113,572	GBP 15.67	GBP 15.67

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
204	GBP 2.99	GBP 2.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC

Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
249,232	GBP 9.27	GBP 9.15
Total number of securities sold	**Highest price received**	**Lowest price received**
249,405	GBP 9.19	GBP 9.19

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities	Highest price paid	Lowest price paid

purchased		
235,913	GBP 7.34	GBP 7.25
Total number of securities sold	Highest price received	Lowest price received
235,804	GBP 7.31	GBP 7.27

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:51 12-May-06
Number	8891C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
125,907	7.3450	7.2450

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
239,854	7.3400	7.2350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	79,032	7.2616
CFD	Short	4,288	7.2519
CFD	Short	20,637	7.2804

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)	(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	12 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 12-May-06
Number	8903C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	11 MAY 2006

2. DEALINGS (Note 2)
(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
312,174	7.35 GBP	7.235 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
311,174	7.345 GBP	7.245 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**12 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure-Amendment
Released	12:50 12-May-06
Number	8944C

FORM 38.5

AMENDMENT – Due to cancelled transaction, the disclosure made on 11 May 2006, for trading on 10 May 2006 is being updated.
Total purchases originally disclosed, 616,963 shares, has been updated to total purchases, 353,523 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**10 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
353523	**7.3387 GBP**	**7.20 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
710591	**7.3557 GBP**	**7.1849 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**250000**	**7.3325 GBP**
CFD	**Long**	**52586**	**7.3038 GBP**
CFD	**Long**	**79700**	**7.2181 GBP**
CFD	**Short**	**29446**	**7.2422 GBP**
CFD	**Short**	**100000**	**7.2422 GBP**
CFD	**Short**	**53647**	**7.2422 GBP**
CFD	**Long**	**147414**	**7.3038 GBP**
CFD	**Long**	**50000**	**7.3038 GBP**

CFD	Long	542	7.3291 GBP
CFD	Long	1082	7.3291 GBP
CFD	Long	1812	7.3291 GBP
CFD	Long	2025	7.3291 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:59 12-May-06
Number	8937C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
29874	7.2958 GBP	7.253 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
210069	7.286 GBP	7.2715 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	69198	7.2782 GBP
CFD	Long	1900	7.2782 GBP
CFD	Long	100	7.2782 GBP
CFD	Long	5900	7.2782 GBP
CFD	Long	1230	7.277 GBP
CFD	Long	3660	7.277 GBP
CFD	Long	504	7.277 GBP
CFD	Long	1417	7.277 GBP
CFD	Short	4749	7.277 GBP
CFD	Short	31936	7.2797 GBP
CFD	Short	5091	7.2797 GBP

CFD	Short	39804	7.2797 GBP
CFD	Short	12497	7.2797 GBP
CFD	Short	3240	7.2797 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:22 12-May-06
Number	9058C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	11/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11681161	2.40493		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11681161	2.40493	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	12/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the

Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:07 11-May-06
Number	8093C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	11 May 2006
Date of dealing	10 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

10 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
555,327	GBP 15.65	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
585,816	GBP 15.65	GBP 15.59

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
488,889	GBP 2.98	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
488,623	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/05/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
174,463	GBP 9.33	GBP 9.06

Total number of securities sold	Highest price received	Lowest price received
198,764	GBP 9.31	GBP 9.07

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			1,600GBP 9.38
SHORT CFDSHORT			1,700GBP 9.07

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
795,560	GBP 7.42	GBP 7.12

Total number of securities sold	Highest price received	Lowest price received
908,891	GBP 7.39	GBP 7.30

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:30 11-May-06
Number	8113C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**10/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	24,362,120	5.016%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	60,000	733p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	11/05/06
Contact name	Albion Onojobi
Telephone number	0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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distribution apply.

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:49 11-May-06
Number	8137C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	10 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	31,458,061	6.477%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,458,061	6.477%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sell	47,752	£7.3216

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 May 2006
Contact name	Clark Simpson
Telephone number	

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:52 11-May-06
Number	8145C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	10 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,264,650	7.42 GBP	7.11 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,025,530	7.425 GBP	7.165 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	75,000	7.359 GBP
CFD	LONG	16,152	7.40 GBP
CFD	SHORT	200	7.345 GBP
CFD	LONG	250,000	7.262 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	11 MAY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close



Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:28 11-May-06
Number	8181C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,211,822	7.4250	7.1100

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
1,497,713	7.4150	7.1250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	263,440	7.3314
CFD	Short	164	7.3076
CFD	Short	89	7.3076
CFD	Short	383	7.3076
CFD	Short	206	7.3076
CFD	Short	39685	7.3002
CFD	Long	250000	7.3928
CFD	Long	6728	7.395

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	11 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

distribution apply.

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:38 11-May-06
Number	8194C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
616963	7.3387 GBP	7.20 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
710591	7.3557 GBP	7.1849 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	250000	7.3325 GBP
CFD	Long	52586	7.3038 GBP
CFD	Long	79700	7.2181 GBP
CFD	Short	29446	7.2422 GBP
CFD	Short	100000	7.2422 GBP
CFD	Short	53647	7.2422 GBP
CFD	Long	147414	7.3038 GBP
CFD	Long	50000	7.3038 GBP
CFD	Long	542	7.3291 GBP
CFD	Long	1082	7.3291 GBP
CFD	Long	1812	7.3291 GBP
CFD	Long	2025	7.3291 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	11 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	17:02 11-May-06
Number	8483C

RNS Number:8483C
Franklin Resources Inc
11 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	MAY 10, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,024,819	7.83%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,024,819	7.83%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	3,000	7.305 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	MAY 11, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:14 10-May-06
Number	7291C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	10 May 2006
Date of dealing	09 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

09 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
157,130	GBP 15.59	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
136,287	GBP 15.60	GBP 15.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
23,738	GBP 8.83	GBP 8.80

Total number of securities sold	Highest price received	Lowest price received
16,790	GBP 8.82	GBP 8.80

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected | Alliance UniChem Plc
Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
429,506	GBP 7.04	GBP 6.98
Total number of securities sold	**Highest price received**	**Lowest price received**
382,103	GBP 7.05	GBP 7.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:32 10-May-06
Number	7336C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	09 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
149509	7.0562 GBP	6.9605 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
215042	7.024 GBP	6.9718 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	79700	6.9718 GBP
CFD	Long	412	7.0182 GBP
CFD	Short	151	6.9633 GBP
CFD	Short	188	6.9633 GBP
CFD	Short	15	6.9633 GBP
CFD	Short	17099	6.9633 GBP
CFD	Short	2750	6.9633 GBP
CFD	Short	21312	6.9633 GBP
CFD	Short	5407	6.9633 GBP
CFD	Short	1735	6.9633 GBP
CFD	Short	1343	6.9633 GBP
CFD	Long	87930	7.0569 GBP
CFD	Long	1417	7.0268 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:34 10-May-06
Number	7340C

FORM 38.5

AMENDMENT – Due to late booking of trade, the disclosure made on 9 May 2006, for trading on 8 May 2006 is being updated.
Total sales originally disclosed, 300,662 shares, has been updated to total sales, 303,650 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**08 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
289462	**7.0258 GBP**	**6.99 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
303650	**7.062 GBP**	**6.995 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**3802**	**6.9933 GBP**
CFD	**Short**	**65860**	**7.0049 GBP**
CFD	**Long**	**73298**	**6.9933 GBP**
CFD	**Long**	**464**	**6.9983 GBP**
CFD	**Long**	**504**	**6.9967 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:54 10-May-06
Number	7374C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	09 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
334,523	7.04 GBP	6.955 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
259,809	7.045 GBP	6.955 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	3,314	7.0058 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**10 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:01 10-May-06
Number	7382C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
87,309	7.0400	6.9600

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
90,489	7.0400	6.9500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	2,480	7.0341

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)		(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	10 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:17 10-May-06
Number	7409C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	09/05/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,302,120	5.003%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,962	703.5p

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Written call option	Short	3,962	5.9628p

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	10/05/06
Contact name	Albion Onojobi

Telephone number 0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	5.9628p	European	08/08/06
Call option	Written	3,962 Ordinary shares	5.9628p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group - Amend
Released	12:21 10-May-06
Number	7406C

Replacement Announcement – Boots Group Plc

The following announcement replaces the "Rule 8.3 – Boots Group Plc" announcement released on 9 May 2006 at 15:49 under RNS Number 6918C.The relevant securities long number of 24,298,758 should in fact be 24,298,158. In addition a sale of 8,104 shares at 703.5p has also been included. All other details remain unchanged

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**08/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	24,298,158	5.003%		
(2) Derivatives (other than options)			28,051	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,104	703.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Written call option	Short	28,051	5.9628p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**
Date of disclosure	10/05/06
Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Boots Group
Released	12:23 10-May-06
Number	7415C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Henderson Global Investors Ltd
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.37179482
Date of dealing	9/05/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,907,296	1.0103		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,907,296	1.0103		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	7,775	7.025GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10/05/06
Contact name	Jane Roake
Telephone number	020 7818 4449

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:46 10-May-06
Number	7487C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	09/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11681162	2.40493		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11681162	2.40493	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2785	7.03
BUY	1802	7.04
SELL	395	7.04
SELL	2816	7.03

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	10/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:34 10-May-06
Number	7627C

RNS Number:7627C
Franklin Resources Inc
10 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	MAY 9, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,027,819	7.83%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,027,819	7.83%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	29,900	7.015 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	MAY 10, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	15:37 10-May-06
Number	7643C

Anticipated acquisition by Boots Group plc of Alliance UniChem plc

Notice of proposed undertaking under Paragraph 2(4), Schedule 10 to the Enterprise Act 2002 (the Act).

The OFT announced on 7 February 2006 its decision that the anticipated acquisition by Boots Group plc (Boots) of Alliance UniChem plc (AU) will not be referred to the Competition Commission under section 33 of the Act because the OFT is considering whether, instead of making a reference, to accept appropriate undertakings from Boots to address the competition concerns arising from the merger.

The OFT believes that it is or may be the case that the transaction may be expected to result in a substantial lessening of competition in relation to the supply of retail pharmacy services in certain localities in the UK where the merger removes competition or where the number of pharmacy fascia is reduced from three to two within a one mile radius.

Boots offered to give undertakings to divest either a Boots or AU pharmacy in each of the affected areas and on 14 March 2006 the OFT issued a Notice under Paragraph 2(1), Schedule 10 to the Act consulting on the proposed undertakings and suggested divestment areas.

The OFT received a total of 26 responses to the consultation. This exercise identified one additional area Southampton (Hythe) which should be included in the list of divestment areas. The OFT does not consider that any other representations made result in any further material modification being required to the draft undertakings or divestment areas set out in Annex A to these undertakings. Additionally there is also one minor change to be made to the address stated in Annex A to the proposed undertakings for the Newton Abbot AU divestment pharmacy business.

The draft undertakings and revised Annex A to these undertakings including the changes involving Hythe and the Newton Abbot AU pharmacy can be found at the link below. The OFT considers that the revised proposed undertakings offered by Boots are, in the circumstances of this case, appropriate to remedy, mitigate or prevent the competition concern identified in its decision of 6 February 2006 and is minded to accept these undertakings. Before doing so the OFT is consulting on the proposed modification to the proposed undertakings concerning the inclusion of the divestment pharmacy business in Southampton (Hythe).

Before reaching any final decision as to whether to accept the modification to the proposed undertakings, interested parties are invited to make their views known. Representations should be made in writing to the

Office of Fair Trading by 17 May 2006 and be addressed to:

David Blocksidge
Mergers Branch
Office of Fair Trading
Fleetbank House
2-6 Salisbury Square
London
EC4Y 8JX
Telephone: 020 7211 8933
Email: david.blocksidge@oft.gsi.gov.uk

Download the proposed undertakings and revised annex at
www.oft.gov.uk/Business/Mergers+EA02/Decisions/Undertakings+in+lieu/Boots3.htm.

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure - Amendment
Released	07:00 09-May-06
Number	6416C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
16,999	7.0700	7.0050

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
187,736	7.0750	7.0050

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	8 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:45 09-May-06
Number	6564C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	08 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
289462	7.0258 GBP	6.99 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
300662	7.062 GBP	6.995 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	3802	6.9933 GBP
CFD	Short	65860	7.0049 GBP
CFD	Long	73298	6.9933 GBP
CFD	Long	464	6.9983 GBP
CFD	Long	504	6.9967 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option	Exercise price	Type, e.g. American,	Expiry date	Opti paid

	varying etc.	relates (Note 5)			European etc.		per ı

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**09 May 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:03 09-May-06
Number	6588C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	08 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
229,705	7.03 GBP	6.99 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
207,728	7.035 GBP	6.99 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	200	6.995 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**09 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:15 09-May-06
Number	6600C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	09 May 2006
Date of dealing	08 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

08 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
320,975	GBP 15.65	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
323,513	GBP 15.65	GBP 15.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing, varying etc.**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received per unit**

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,613	GBP 8.78	GBP 8.76
Total number of securities sold	**Highest price received**	**Lowest price received**
9,613	GBP 8.78	GBP 8.76

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected | Alliance UniChem Plc
Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
393,923	GBP 7.03	GBP 6.99

Total number of securities sold	Highest price received	Lowest price received
374,075	GBP 7.03	GBP 7.01

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure - Replacement
Released	11:45 09-May-06
Number	6618C

This announcement amends the EPT disclosure which was released 08th May 2006 at 12.07 pm. under RNS number 5951C. The number of BOC Group plc common shares traded has been amended. All other details remain unchanged.

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	09 May 2006
Date of dealing	05 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

05 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the

reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,562	GBP 15.65	GBP 15.59

Total number of securities sold	Highest price received	Lowest price received
7,593	GBP 15.65	GBP 15.59

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,042	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
76,800	GBP 8.82	GBP 8.78

Total number of securities sold	Highest price received	Lowest price received
70,716	GBP 8.82	GBP 8.78

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
41,697	GBP 7.01	GBP 6.96

Total number of securities sold	Highest price received	Lowest price received
21,173	GBP 7.02	GBP 7.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:01 09-May-06
Number	6667C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	8 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
705,116	7.0350	6.9900

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
776,579	7.0400	6.9900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	9 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:26 09-May-06
Number	6741C

RNS Number:6741C
Credit Suisse Asset Management Ltd
09 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Credit Suisse Asset Management Limited, London.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Comm Stk Par GBp 37.179
Date of dealing	08 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,177,474	(1.07%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,177,474	(1.07%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	4,400	7.0092 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	09 May 2006
Contact name	Ross Keogh
Telephone number	020 7426 2759
If a connected EFM, name of offeree/offeror with which connected	Alliance Unichem Plc
If a connected EFM, state nature of connection (Note 10)	Exempt Fund Manager is under the same control as a connected advisor to the offeror

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group plc
Released	15:49 09-May-06
Number	6918C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	08/05/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,298,758	5.003%		
(2) Derivatives (other than options)			28,051	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Written call option	Short	28,051	5.9628p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	09/05/06
Contact name	Albion Onojobi
Telephone number	0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:59 09-May-06
Number	6966C

RNS Number:6966C
Franklin Resources Inc
09 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	MAY 8, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,998,819	7.82%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,998,819	7.82%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	9,950	7.02 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	MAY 9, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Merger Update
Released	18:22 09-May-06
Number	7061C

RNS Number:7061C
Boots Group PLC
09 May 2006

9 May 2006

NOT FOR RELEASE, PUBLICATION, OR DISTRIBUTION IN, INTO OR FROM THE USA, AUSTRALIA, CANADA OR JAPAN

Merger Update

The Boards of Boots Group PLC and Alliance UniChem Plc welcome the judgment of the Competition Appeal Tribunal to dismiss Celesio's application for review of the Office of Fair Trading's decision published on 22 February 2006 to accept undertakings in lieu of a reference of the proposed merger of Boots and Alliance UniChem to the Competition Commission.

Boots and Alliance UniChem expect to agree the final details of undertakings with the Office of Fair Trading in the near future. Preparations for the proposed merger are well advanced and the parties intend to commence the formal process for effecting the merger shortly after the preliminary announcement on 18 May of Boots results for the year ended 31 March 2006. Both Boards expect that all outstanding pre-conditions and conditions will be satisfied to enable the merger to become effective on 31 July 2006.

\- Ends -

For further information please contact:

Investors
Chris Laud
Tel: 0115 968 7080

Media
Donal McCabe
Tel: 0115 968 7029

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Boots Group PLC or of Alliance UniChem Plc, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the relevant offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the relevant 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Boots Group PLC or of Alliance UniChem Plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Boots Group PLC or of Alliance UniChem Plc by Boots Group PLC or Alliance UniChem Plc, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Alliance UniChem PLC
TIDM	AUN
Headline	Merger Update
Released	18:22 09-May-06
Number	7054C

RNS Number:7054C
Alliance UniChem PLC
09 May 2006

9 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE USA, AUSTRALIA, CANADA OR JAPAN

Merger Update

The Boards of Alliance UniChem Plc and Boots Group PLC welcome the judgment of the Competition Appeal Tribunal to dismiss Celesio's application for review of the Office of Fair Trading's decision published on 22 February 2006 to accept undertakings in lieu of a reference of the proposed merger of Boots and Alliance UniChem to the Competition Commission.

Boots and Alliance UniChem expect to agree the final details of undertakings with the Office of Fair Trading in the near future. Preparations for the proposed merger are well advanced and the parties intend to commence the formal process for effecting the merger shortly after the preliminary announcement on 18 May of Boots' results for the year ending 31 March 2006. Both Boards expect that all outstanding preconditions and conditions will be satisfied to enable the merger to become effective on 31 July 2006.

- Ends -

Enquiries:

Alliance UniChem Plc
Marco Pagni / Gerald Gradwell 01932 870550

Gavin Anderson & Company
Richard Constant / Deborah Walter 0207 554 1400

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	09:58 08-May-06
Number	5790C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
541539	7.0125 GBP	6.9881 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
79760	6.997 GBP	6.9902 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	158746	7.0125 GBP
CFD	Short	100000	7.0125 GBP
CFD	Short	4694	7.0125 GBP
CFD	Long	58524	6.997 GBP
CFD	Long	21176	6.997 GBP
CFD	Short	13320	7.0028 GBP
CFD	Short	201	7.0028 GBP
CFD	Short	1351	7.0028 GBP
CFD	Short	14430	7.0028 GBP
CFD	Short	3674	7.0028 GBP
CFD	Short	16521	7.0028 GBP
CFD	Short	1464	7.0028 GBP
CFD	Short	10207	7.0028 GBP

CFD	Short	1	7.0028 GBP
CFD	Short	17866	7.0028 GBP
CFD	Short	34349	7.0028 GBP
CFD	Short	6000	7.0028 GBP
CFD	Short	42812	7.0028 GBP
CFD	Short	13000	7.0028 GBP
CFD	Short	3485	7.0028 GBP
CFD	Short	226	7.0028 GBP
CFD	Short	1093	7.0028 GBP
CFD	Long	3660	7.0122 GBP
CFD	Long	766	7.0031 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	08 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:53 08-May-06
Number	5907C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	05 MAY 2006

2. DEALINGS (Note 2)
(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
214,663	7.015 GBP	6.955 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
279,735	7.01 GBP	6.98 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**08 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:02 08-May-06
Number	5876C

RNS Number:5876C
Credit Suisse Asset Management Ltd
08 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Credit Suisse Asset Management Limited, London.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Comm Stk Par GBp 37.179
Date of dealing	05 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,181,874	(1.07%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,181,874	(1.07%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	34,800	6.995 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 May 2006
Contact name	Ross Keogh
Telephone number	020 7426 2759
If a connected EFM, name of offeree/offeror with which connected	Alliance Unichem Plc
If a connected EFM, state nature of connection (Note 10)	Exempt Fund Manager is under the same control as a connected advisor to the offeror

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:04 08-May-06
Number	5926C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	5 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,064,409	7.0013	6.9800

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
1,164,450	7.0150	6.9600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	6 May 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:07 08-May-06
Number	5951C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	08 May 2006
Date of dealing	05 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

05 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
8,972	GBP 15.65	GBP 15.59

Total number of securities sold	Highest price received	Lowest price received
8,183	GBP 15.65	GBP 15.59

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,042	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC

Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
76,800	GBP 8.82	GBP 8.78
Total number of securities sold	**Highest price received**	**Lowest price received**
70,716	GBP 8.82	GBP 8.78

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities	Highest price paid	Lowest price paid

purchased		
41,697	GBP 7.01	GBP 6.96
Total number of securities sold	Highest price received	Lowest price received
21,173	GBP 7.02	GBP 7.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:18 08-May-06
Number	5980C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	05 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	31,505,813	6.486%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,505,813	6.486%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	20,532	£7.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	08 May 2006
Contact name	Clark Simpson
Telephone number	

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Boots Group
Released	13:22 08-May-06
Number	6048C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.37179482**
Date of dealing	**5/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,915,071	1.0119		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,915,071	1.0119		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	16,913	6.99GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8/05/06
Contact name	Jane Roake
Telephone number	020 7818 4449

If a connected EFM, name of offeree/offeror with which connected — N/A

If a connected EFM, state nature of connection (Note 10) — N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:50 08-May-06
Number	6076C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11679786	2.40465		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11679786	2.40465	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	9952	6.99
BUY	1565	7.00
SELL	7117	7.00

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	08/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	09:57 05-May-06
Number	5040C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**04 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
55113	7.0171 GBP	6.9739 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
1758	7.005 GBP	6.1974 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	17250	7.0045 GBP
CFD	Short	1404	7.0045 GBP
CFD	Short	21500	7.0045 GBP
CFD	Short	1750	7.0045 GBP
CFD	Short	1346	7.0045 GBP
CFD	Short	4195	7.0045 GBP
CFD	Short	2555	7.0045 GBP
CFD	Long	3255	7.0068 GBP
CFD	Long	100	7.0171 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	05 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	10:44 05-May-06
Number	5073C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,006,627	7.0300	6.9750

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
1,166,637	7.0400	6.9600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	5 May 2006
Contact name	Wil Goldsmith
Telephone number	020 7883 3169
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:16 05-May-06
Number	5097C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**04 MAY 2006**

2. DEALINGS (Note 2)
(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
222,425	**7.035 GBP**	**6.96 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
322,013	**7.035 GBP**	**6.97 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**05 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:18 05-May-06
Number	5102C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	05 May 2006
Date of dealing	04 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

04 May 2006

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

Mitchells & Butler plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
15,700	GBP 15.63	GBP 15.60
Total number of securities sold	**Highest price received**	**Lowest price received**
15,700	GBP 15.62	GBP 15.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc.						per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
666	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Mitchells & Butler Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
600,446	GBP 5.30	GBP 4.96
Total number of securities sold	**Highest price received**	**Lowest price received**
578,124	GBP 5.02	GBP 4.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid

119,571	GBP 7.04	GBP 6.98
Total number of securities sold	**Highest price received**	**Lowest price received**
122,631	GBP 7.04	GBP 6.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:15 05-May-06
Number	5193C

RNS Number:5193C
Newton Investment Management Ltd
05 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	4 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,279,027	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,279,027	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	425,210	6.99

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 5 May 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:35 05-May-06
Number	5414C

RNS Number:5414C
Franklin Resources Inc
05 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	May 4, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,988,869	7.82%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,988,869	7.82%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	1,126	7.015 GBP
Sale	1,900	6.990 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	May 5, 2006
Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:33 05-May-06
Number	5520C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	04/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11675386	2.40374		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11675386	2.40374	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	05/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the

Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	09:03 04-May-06
Number	4207C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
264,911	7.0150	6.9900

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
265,321	7.0150	6.9800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	4 May 2006
Contact name	Wil Goldsmith
Telephone number	020 7883 3169
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:05 04-May-06
Number	4322C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**03 May 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
32324	**7.02 GBP**	**7.0042 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
43966	**7.015 GBP**	**7.0057 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**1142**	**6.9833 GBP**
CFD	**Short**	**10500**	**7.0136 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	04 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:43 04-May-06
Number	4375C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	04 May 2006
Date of dealing	03 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

03 May 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common
AMENDMENT
state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
2,781	GBP 15.60	GBP 15.59
Total number of securities sold	**Highest price received**	**Lowest price received**
9,718	GBP 15.60	GBP 15.60

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

varying etc. | | | per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
1,020	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
102,850	GBP 8.84	GBP 8.83
Total number of securities sold	**Highest price received**	**Lowest price received**
102,850	GBP 8.84	GBP 8.80

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid

30,520	GBP 7.03	GBP 6.98
Total number of securities sold	**Highest price received**	**Lowest price received**
28,125	GBP 7.03	GBP 7.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:16 04-May-06
Number	4438C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	03 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
97,311	7.025 GBP	6.99 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
147,597	7.025 GBP	6.99 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**04 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:27 04-May-06
Number	4455C

RNS Number:4455C
Newton Investment Management Ltd
04 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	3 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,853,817	1.62		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,853,817	1.62		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	156,890	6.99

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	4 May 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- BOOTS GROUP PLC
Released	12:35 04-May-06
Number	4464C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**3 MAY 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,183,998	1.273%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,183,998	1.273%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2,746	GBP7.007500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 MAY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:26 04-May-06
Number	4629C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**03/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,306,263	5.004%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer out of 92,873 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	21	701p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) YES

Date of disclosure	04/05/06
Contact name	Albion Onojobi

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:42 04-May-06
Number	4650C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	03/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11675387	2.40374		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11675387	2.40374	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	6664	7.00

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	04/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:27 03-May-06
Number	3462C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	02 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
134,424	7.035 GBP	7.005 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
213,609	7.03 GBP	6.995 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	6,970	7.0229 GBP
CFD	LONG	34,170	7.025 GBP
CFD	SHORT	34,170	7.025 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**03 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:27 03-May-06
Number	3456C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	2 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
35,393	7.0750	7.0050

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
21,504	7.0750	7.0100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	3 May 2006
Contact name	Wil Goldsmith
Telephone number	020 7883 3169
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:45 03-May-06
Number	3484C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	02 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
250405	7.0271 GBP	7.0081 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
305	7.0189 GBP	7.0189 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	1402	7.01 GBP
CFD	Short	1402	7.01 GBP
CFD	Long	100	7.0271 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	03 May 2006
Contact name	**Peter Highton**
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- BOOTS GROUP PLC
Released	12:11 03-May-06
Number	3539C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	2 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,186,744	1.274%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,186,744	1.274%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	880	GBP7.025000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	3 MAY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:16 03-May-06
Number	3547C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	03 May 2006
Date of dealing	02 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

02 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
64,267	GBP 15.62	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
90,847	GBP 15.65	GBP 15.60

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
11,578	GBP 8.95	GBP 8.92

Total number of securities sold	Highest price received	Lowest price received
11,261	GBP 8.92	GBP 8.91

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
78,334	GBP 7.03	GBP 7.00
Total number of securities sold	**Highest price received**	**Lowest price received**
29,246	GBP 7.03	GBP 7.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	12:19 03-May-06
Number	3551C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£6.87

14. Date and place of transaction

20th April 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

296,230 0.0609%

16. Date issuer informed of transaction

3rd May 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

3rd May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

13. Price per *share* or value of transaction

£6.87

14. Date and place of transaction

20th April 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

95,066 0.019%

16. Date issuer informed of transaction

3rd May 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

3rd May 2006

END

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Company	Paul Bateman
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	14:23 03-May-06
Number	3698C

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Paul Bateman*
Company dealt in	Boots Group PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 37 7/39p each
Date of dealing	20th April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	18	£6.87

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	**3rd May 2006**
Contact name	**Sonia Fennell**
Telephone number	**0115 968 7094**
Name of offeree/offeror with which associated	**Boots Group PLC**
Specify category and nature of associate status (Note 10)	**Executive director of Boots Group PLC**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:29 03-May-06
Number	3828C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	02/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 88,138 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11682051	2.40511		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11682051	2.40511	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	8809	7.03

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	03/05/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group Plc
Released	07:00 02-May-06
Number	2491C

RNS Number:2491C
Franklin Resources Inc
01 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	APRIL 28, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,017,213	7.83%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,017,213	7.83%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	16,620	7.046 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	May 1, 2006
Contact name	LORI A. WEBER
Telephone number	954 847 2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	CS Securities (Europe) Ltd
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 02-May-06
Number	2668C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
48,904	7.0229	7.0100

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
17,988	7.0400	7.0100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	2 May 2006
Contact name	Wil Goldsmith
Telephone number	020 7883 3169
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- BOOTS GROUP PLC
Released	11:28 02-May-06
Number	2677C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	28 APRIL 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,185,864	1.274%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,185,864	1.274%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	740	GBP7.021400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 MAY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:37 02-May-06
Number	2696C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	28 APRIL 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
181,088	7.045 GBP	7.005 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
153,618	7.055 GBP	7.00 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	6,851	7.017752 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**02 MAY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:03 02-May-06
Number	2767C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**28 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
68096	7.0509 GBP	7.01 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
101054	7.0575 GBP	7.0214 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	300	7.0229 GBP
CFD	Long	809	7.0068 GBP
CFD	Long	1812	7.0218 GBP
CFD	Short	17250	7.0086 GBP
CFD	Short	3000	7.0086 GBP
CFD	Short	21500	7.0086 GBP
CFD	Short	6500	7.0086 GBP
CFD	Short	1750	7.0086 GBP
CFD	Long	16339	7.0201 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	02 May 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:12 02-May-06
Number	2790C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	02 May 2006
Date of dealing	28 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	28/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
122,765	GBP 15.61	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
73,117	GBP 15.60	GBP 15.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing, varying etc.**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received per unit**

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	28/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
1,357	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	28/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
138,620	GBP 8.90	GBP 8.84

Total number of securities sold	Highest price received	Lowest price received
141,345	GBP 8.89	GBP 8.86

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	28/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
55,774	GBP 7.05	GBP 7.00

Total number of securities sold	Highest price received	Lowest price received
43,124	GBP 7.05	GBP 7.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/05/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:30 02-May-06
Number	2813C

RNS Number:2813C
Newton Investment Management Ltd
02 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	28 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,696,927	1.58		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,696,927	1.58		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	88,553	6.99
Take Off	1,366	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 2 May 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	17:43 02-May-06
Number	3189C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
8,734	7.0429	7.0100

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
142,481	7.0550	7.0200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	02 May 2006
Contact name	Wil Goldsmith
Telephone number	020 7883 3169
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	18:05 02-May-06
Number	3188C

RNS Number:3188C
Franklin Resources Inc
02 May 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	May 1, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,989,643	7.82%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,989,643	7.82%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	27,570	6.978 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	May 2, 2006
Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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